As filed with the U.S. Securities and Exchange Commission on January 10, 2007
                            Registration No _______________


                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549


                                       FORM S-1

               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                OXFORD TECHNOLOGIES, INC.
-------------------------------------------------------------------------------
                 (Exact name of registrant as specified in its charter)

                                   State of Delaware
-------------------------------------------------------------------------------
            (State or other jurisdiction of incorporation or organization)

                                       3590
-------------------------------------------------------------------------------
            (Primary Standard Industrial Classification Code Number)

                                    04-3615974
-------------------------------------------------------------------------------

                             80 Wall Street, Suite 818
                                New York, NY 10005
                                 (212) 809-1200
-------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            Schonfeld & Weinstein, LLP.
                             80 Wall Street, Suite 815,
                              New York, New York 10005
               (212) 344-1600 (telephone), (212) 480-0717 (facsimile)
--------------------------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                    including area code, of agent for service)


Approximate date of commencement of proposed sale to the public:   As soon as
practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box:   [  ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.    [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.      [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.      [  ]


                          CALCULATION OF REGISTRATION FEE

                                                Proposed                           Proposed
    Title of Each                                Maximum           Maximum         Amount of
 Class of Securities       Amount to        Offering Price        Aggregate       Registration
  To be Registered       be Registered          Per Unit       Offering Price(1)      Fee
-----------------    --------------------  ------------------  ------------------ -------------
  Common Stock        5,213,000 shares        $     1.00       $      5,213,000    $   557.79
-----------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

WE HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL WE SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  Subject to Completion Dated January 10, 2007




                            OXFORD TECHNOLOGIES, INC.

                                  Prospectus

                        5,213,000 SHARES OF COMMON STOCK


This prospectus covers the resale of up to 5,213,000 shares of our common stock owned by our selling security holders who will offer their shares initially at a fixed price of $1.00 per share and thereafter, if our common stock is quoted on the Over-the-Counter Bulletin Board, at then prevailing market prices or privately negotiated prices. However, two of our selling security holders who shall be considered underwriters with respect to their offered shares, shall sell their shares at the fixed price of $1.00 for the duration of the offering. We will not receive any of the proceeds from the sale of the 5,213,000 shares.

There are no underwriting commissions involved in this offering. We have agreed to pay all expenses of registering the shares for the selling stockholders.

No public market currently exists for our common stock. There is no guarantee that our securities will ever trade on the OTC Bulletin Board or other exchange.

INVESTING IN OUR COMMON STOCK INVOLVES SUBSTANTIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 TABLE OF CONTENTS




Prospectus Summary..............................................             5
Risk Factors....................................................             7
Use of Proceeds.................................................            12
Determination of Offering Price.................................            12
Dilution........................................................            12
Selected Financial Information..................................            12
Selling Security Holders........................................            13
Plan of Distribution............................................            22
Legal Proceedings...............................................            23
Directors, Executive Officers, Promoters and Control Persons....            24
Security Ownership of Certain Beneficial Owners and Management..            26
Description of Securities.......................................            27
Interest of Named Experts and Counsel...........................            28
Disclosure of Commission Position of Indemnification
 for Securities Act Liabilities.................................            28
Organization Within Last Five Years.............................            28
Description of Business.........................................            30
Management's Discussion and Analysis or Plan of Operation.......            34
Quantitative and Qualitative Disclosures about Market Risk......            46
Description of Property.........................................            47
Certain Relationships and Related Transactions..................            47
Market for Common Equity and Related Stockholder Matters........            48
Executive Compensation..........................................            49
Changes In and Disagreements With Accountants on
  Accounting and Financial Disclosure...........................            50
Additional Information..........................................            51
Financial Statements............................................            52

                               PROSPECTUS SUMMARY


This summary highlights material information regarding our company and the offering contained in this prospectus. You should read the entire prospectus carefully, including the financial information and related notes, before making an investment decision. Reference in this prospectus to "Oxford", "we", "us", and "our" all refer collectively to Oxford Technologies, Inc. and its subsidiary unless the context indicates otherwise or as otherwise noted.

BUSINESS
--------

Oxford Technologies, Inc. conducts its business through its wholly owned subsidiary, Axiom Manufacturing Services Ltd. in the United Kingdom ("Axiom"), which provides contract electronics manufacturing services to original equipment manufacturers ("OEM") in the computers and related products for business enterprises, industrial control equipment, testing and instrumentation products, medical devices and domestic appliances markets. We offer OEMs a full range of services, from initial design through production, test, distribution and after-market support. In many cases, we build and service products that carry the brand names of our customers.

Substantially all of our manufacturing services are provided on a turnkey basis, whereby we purchase customer-specified components, assemble the components on printed circuit boards, perform post-production testing and provide OEMs with production process and testing documentation. We also provide manufacturing services on a consignment basis, whereby we utilize components supplied by our customers to provide assembly and post-production testing services.

We have no website. Axiom Manufacturing Services Ltd., our subsidiary, has a website, whose address is www.axiom-ms.com.

We were organized as a Delaware corporation on March 8, 2002. Our principal executive office is located at 80 Wall Street, Suite 818, New York, NY 10005, and our telephone number is (212) 809-1200.

The Offering
------------

We are authorized to issue 80,000,000 shares of $0.001 par value common stock. As of the date of this prospectus, there are 18,654,002 shares of our common stock issued and outstanding.

Up to 5,213,000 shares of our common stock may be offered by the selling security holders. The selling security holders may sell all or any portion of the shares in this offering in one or more transactions through a variety of methods. The selling security holders will sell their shares at a fixed price of $1.00 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Estimated Use of Proceeds
-------------------------

We will not receive any of the proceeds from the sale of those shares being offered by the selling security holders, although we agreed to pay all offering expenses, which are approximately $75,907.79.

Plan of Distribution
--------------------

We are unaware of the nature and timing of any future sales of common stock by existing shareholders. There is no minimum number of shares to be sold in this offering. No underwriting arrangements for this offering exist.

Summary Financial Data
----------------------

The following summary financial data as of December 31, 2005 and for the two years ended December 31, 2004 and 2003 have been derived from our audited statements. The selected financial data as of September 30, 2006 and for the nine months ended September 30, 2006 and 2005 have been derived from our unaudited financial statements which, in the opinion of our management, reflect all adjustments, which are of a normal recurring nature, necessary to present such information fairly.

Statement of Operations Data:
-----------------------------
(Dollars in thousands except per share data)

                                 Fiscal years ended                Nine months ended
                                     December 31,                     September 30,
                         ------------------------------------    ------------------------
                             2005         2004       2003             2006       2005
                         ------------  ----------  ----------    ------------ -----------
                                                                       (unaudited)

Revenues                 $    30,684   $  27,818   $   20,421    $    28,891  $   22,391
Cost of Sales            $    27,788   $  25,572   $   20,949    $    25,532  $   20,188
Net income (loss)        $     1,474   $     363   $  (1,852)    $     1,490  $      568
                         ===========   =========   ==========    ===========  ==========
Basic and diluted income
 (loss) per share        $      0.08   $    0.02   $   (0.10)    $      0.08  $     0.03
                         ===========   =========   ==========    ===========  ==========
Basic and diluted
weighted average number
of shares of common
stock outstanding         18,564,002  18,564,002   17,988,660     18,564,002  18,564,002
                          ===========  ==========  ===========    ===========  =========

Balance Sheet Data:
-------------------
(Dollars in thousands)

                                 September 30, 2006              December 31, 2005
                               ------------------------        ----------------------
                                    (Unaudited)
Total assets                      $        30,093                $         26,884
Total liabilities                 $        12,269                $         11,992
Stockholders' equity              $        17,824                $         14,892


                                 RISK FACTORS

The shares of common stock offered by this prospectus involve a high degree of risk. You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before you purchase these shares. The risks and uncertainties described below are those that we have identified as material. If any of the events contemplated by the following discussion of risks should occur, our business, financial condition and results of operations may suffer. As a result, the trading price of our common stock could decline and you could lose part or all of your investment in our common stock.

                       Risks Related to Our Business
                       -----------------------------

WE HAVE EXPERIENCED LOSSES IN THE PAST, AND WE MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY.

Although we generated a net income of $528,000, and $1,474,000, and $363,000 for the nine months ended September 30, 2006, and for the fiscal years ended December 31, 2005 and 2004, respectively, we incurred a net loss of $1,852,000 for fiscal 2003, and our accumulated deficit as of September 30, 2006 was $17.7 million. We may incur additional losses in the future, and we may not sustain profitability, which may cause you to lose all or part of your investment in our common stock.

WE NEED ADDITIONAL CAPITAL TO IMPLEMENT OUR CURRENT BUSINESS STRATEGY, WHICH MAY NOT BE AVAILABLE TO US, AND IF WE RAISE ADDITIONAL CAPITAL, IT MAY DILUTE YOUR OWNERSHIP IN US.

We currently depend on invoice discounting, bank loans and finance lease agreements to meet our short-term cash requirements. In order to grow revenues and sustain profitability, we will need additional capital. As of the date of this prospectus, we do not have any arrangements for financing. Obtaining additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financing unattractive to us. We cannot assure you that we will be able to obtain any additional financing. If we are unable to obtain the financing needed to implement our business strategy, our ability to increase revenues will be impaired and we may not be able to sustain profitability.

WE HAVE NO LONG-TERM MANUFACTURING CONTRACTS FROM OUR CUSTOMERS, AND REDUCTIONS, CANCELLATIONS OR DELAYS IN CUSTOMER ORDERS WOULD ADVERSELY AFFECT OUR OPERATING RESULTS.

As is typical in the electronics manufacturing service industry, we do not usually obtain long-term manufacturing orders or commitments from our customers. In addition, customers may cancel their orders, change production quantities or delay production for a number of reasons beyond our control. A significant number of cancellations, reductions or delays in orders by our customers would reduce our revenues and because many of our costs are fixed, this reduction in sales will have a disproportionate adverse effect on our operating results.

WE ARE DEPENDENT UPON A FEW LARGE CUSTOMERS, AND THE LOSS OF ANY OF THOSE CUSTOMERS, OR THEIR INABILITY TO PAY, COULD MATERIALLY REDUCE OUR REVENUES, LIQUIDITY AND CASH FLOWS.

For the past three years, a substantial portion of our revenues has been derived from our five largest customers, each of them was accounting for 10% or more of our total sales. For the years ended December 31, 2005, 2004 and 2003, sales to those five largest customers accounted for approximately 80%, 73%, and 76% of our total sales, respectively. The loss of any of those customers, or their inability to pay, could materially reduce our revenues, liquidity and cash flows.

OUR QUARTERLY OPERATING RESULTS, REVENUES AND EXPENSES MAY FLUCTUATE SIGNIFICANTLY WHICH COULD HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR COMMON STOCK.

Our operating results, revenues and expenses may fluctuate significantly from quarter to quarter due to a variety of factors including:

    o   the timing, size and execution of orders and shipments,

    o   lengthy and unpredictable sales cycles,

    o   changes in our operating expenses,

    o   changes in exchange rates, and

    o   fluctuations in general economic conditions.

We believe that period-to-period comparisons of our results of operations are not a good indication of future performance. It is possible that our operating results will be below your expectations. In that event, the trading price of our common stock will fall.

WE POTENTIALLY BEAR THE RISK OF PRICE INCREASES ASSOCIATED WITH SHORTAGES IN THE AVAILABILITY OF ELECTRONICS COMPONENTS.

At various times, there have been shortages of components in the electronics industry, leading to increased component prices. After receiving manufacturing orders, we purchase electronics components to manufacture our customers' products. Although we work with both customers and suppliers to minimize the impact of such shortages, we potentially bear the risk of price increases for these components if we are unable to purchase components at the price level anticipated to support the margins assumed in our agreements with our customers.

WE OPERATE IN A COMPETITIVE BUSINESS ENVIRONMENT AND IF WE CANNOT COMPETE EFFECTIVELY, WE MAY NEVER BECOME PROFITABLE.

The market for our products and services is intensely competitive and subject to technological change. Competitors vary in size and in the scope and breadth of the products and services they offer. We compete in the United Kingdom with many large and small companies, to provide electronics manufacturing services to original equipment manufacturers. Some of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, engineering, technical, marketing and other resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer demands or to devote greater resources to the development, promotion and sale of their products or services than we can. If we cannot compete effectively, we may never become profitable.

IF WE FAIL TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY, WE COULD LOSE EXISTING CUSTOMERS AND BE UNABLE TO ATTRACT NEW BUSINESS.

The electronics manufacturing service market in which we operate is characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. We expect our competitors to provide new and additional service offerings, which will compete with, and reduce the demand for, our services. Our future success will depend, in part, on our ability to enhance the service offering introduce new technologies and processes to keep pace with technological developments and emerging industry standards, and to address the increasingly sophisticated needs of our customers. If we fail to keep pace with rapid technological changes in our industry, we could lose existing customers and be unable to attract new business.

OUR SUCCESS DEPENDS ON THE CONTINUING TREND OF ORIGINAL EQUIPMENT MANUFACTURERS TO OUTSOURCE. UNCERTAINTIES AND ADVERSE TRENDS AFFECTING THE ELECTRONICS INDUSTRY OR ANY OF OUR MAJOR CUSTOMERS MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

Our revenue growth is dependent upon the continuing trend of original equipment manufacturers to outsource. To the extent that there are no new outsourcing opportunities, our future growth would be unfavorably impacted. In addition, our business depends on the electronics industry, which is subject to rapid technological changes, short product life cycles and pricing and margin pressure. When these factors adversely affect our customers, we may suffer similar effects.

FLUCTUATIONS IN THE EXCHANGE RATE BETWEEN THE BRITISH POUND STERLING AND THE UNITED STATES DOLLAR MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

The functional currency of our operations in the United Kingdom is British Pound Sterling. Results of our operations are translated at average exchange rates into United States dollars for financial reporting purposes. As a result, fluctuations in exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. We have not entered into any foreign currency derivative financial instruments; however, we may choose to do so in the future in an effort to manage or hedge our foreign currency risk.

OUR ASSETS AND OFFICERS/DIRECTORS ARE LOCATED OUTSIDE OF THE U.S., IT IS DIFFICULT TO EFFECT SERVICE OF PROCESS AND ENFORCEMENT OF LEGAL JUDGMENTS UPON US AND OUR OFFICERS AND DIRECTORS.

Our assets, our officers and directors are located outside of the United States. As a result, it may be difficult to effect service of process within the United

States and enforce judgment of the US courts obtained against us and our executive officers and directors. Particularly, our shareholders may not able to:

   o effect service of process within the United States on us or any of our executive officers and directors;

   o enforce judgments obtained in U.S. courts against us based upon the civil liability provisions of the U.S. federal securities laws;

   o enforce, in a court outside of the United States, judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws; and

   o bring an original action in a court outside of the United States to enforce liabilities against us or any of our executive officers and directors based upon the U.S. federal securities laws.


                 Risks Related to Investment in Our Securities
                 ---------------------------------------------

OUR PRINCIPAL SHAREHOLDER CONTROLS A SUBSTANTIAL PORTION OF OUR COMMON STOCK; INVESTORS WILL HAVE LITTLE CONTROL OVER OUR MANAGEMENT OR OTHER MATTERS REQUIRING SHAREHOLDER APPROVAL.

Great Admirer Ltd., our principal shareholder, currently owns approximately 94.4% of our outstanding common stock, giving it the ability to control all matters submitted to our stockholders for approval and to control our management and affairs, including the election of our directors; the acquisition or disposition of our assets, the future issuance of our shares and approval of other significant corporate transactions. It may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

THERE IS NO AND THERE MAY NEVER BE A PUBLIC MARKET FOR OUR COMMON STOCK SHARES, WHICH MAY MAKE IT DIFFICULT FOR SHAREHOLDERS TO SELL THEIR SHARES.

There is currently no market for our common stock and we can provide no assurance that a market will develop. We intend to apply for quotation of our common stock on the OTC Bulletin Board. However, there is no assurance that our shares will be traded on the OTC Bulletin Board or, if traded, that a public market will materialize. If no market is ever developed for our shares, it will be difficult for shareholders to sell their stock.

OUR COMMON STOCK IS DEEMED TO BE A PENNY STOCK. AS A RESULT, TRADING OF OUR SHARES MAY BE SUBJECT TO SPECIAL REQUIREMENTS THAT COULD IMPEDE OUR SHAREHOLDERS' ABILITY TO RESELL THEIR SHARES.

The shares offered by this prospectus constitute penny stock under the Securities Exchange Act of 1934 ("Exchange Act"). The shares will remain penny stock for the foreseeable future. As defined in Rule 3a51-1 of the Exchange
Act, penny stocks generally are equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system.

Section 15(g) of the Exchange Act and Rule 15g-2 of the Exchange Act require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 of the Exchange Act requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to:

   o obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;

   o reasonably determine, based on that information, that transaction in penny stocks are suitable for the investor and that the investor has significant knowledge and experience to be reasonably capable of evaluating the risks of penny stock transactions;

   o provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and

   o receive a signed and dated copy of such statement from such investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objects.

Compliance with these requirements may make it more difficult for investors in our common stock to resell the shares to third parties or to otherwise dispose of them.


                            FORWARD-LOOKING STATEMENTS


This prospectus contains certain forward-looking statements that involve risks and uncertainties. We use words such as "anticipate," "believe", "expect", "future", "intend", "plan", and similar expressions to identify forward-looking statements. These statements are only predictions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described on the preceding pages and elsewhere in this prospectus.


                                USE OF PROCEEDS

The selling security holders are selling shares of common stock covered by this prospectus for their own accounts. We will not receive any proceeds from the sale of the securities being registered pursuant to this prospectus.

                        DETERMINATION OF OFFERING PRICE


No public market currently exists for shares of our common stock. The price of the shares the selling shareholders are offering is arbitrarily determined. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. No investment banker, appraiser, or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares


                                    DILUTION


The shares offered for sale by the selling security holders are already outstanding and, therefore, do not contribute to dilution.


               SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated financial data for the periods presented. The consolidated statements of operations for the years ended December 31, 2003, 2004, and 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations for the years ended December 31, 2002 (initial year) and the consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our historical consolidated financial statements not included in this prospectus. The selected historical financial data as of and for the nine months ended September 30, 2005 and 2006 is derived from our unaudited interim financial statements and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and results of operations for these periods. The results of operations for prior accounting periods are not necessarily indicative of the results to be expected for any future accounting periods. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

                                                Initial
                                                  Year
                                                  2002           2003           2004         2005
                                            --------------   ------------  ------------ ------------
Statement of Operations Data:
-----------------------------
Net sales                                    $     13,095   $     20,421   $    27,818   $    30,684
Cost of goods sold                                 15,655         20,949        25,572        27,788
Gross profit (loss)                               (2,560)          (528)         2,246         2,896
Restructuring cost                                      -              -           275             -
Selling, general and administrative expenses        2,995          2,287         2,653         3,186
Operating income (loss)                           (5,555)        (2,815)         (682)         (290)
Rental income                                         131            459           552           609
Economic development grant                            279            606           682           677
Gain on sale of land                                    -              -             -           364
Interest expenses                                    (58)          (103)         (190)         (221)
Interest income                                         1             33             -             -
Income (loss) before income tax benefit           (5,170)        (1,852)           363         1,139
Income tax benefit                                      -              -             -           335
Net income (loss)                             $   (5,170)   $    (1,852)   $       363    $    1,474
                                              ===========   ============   ===========    ==========

Basic net income (loss) per common share      $    (0.40)   $     (0.10)   $      0.02    $     0.08
                                              -----------   ------------   -----------    -----------
Diluted net income (loss) per common share    $    (0.40)   $     (0.10)   $      0.02    $     0.08
                                              -----------   ------------   -----------    -----------

Balance Sheet Data (at the end of year):
----------------------------------------
Working capital                               $     2,677   $      1,225   $     1,258    $    2,529
Long-term debt, less current portion                3,423          2,969         2,425         1,775
Total assets                                       21,953         27,221        28,428        26,884
Total liabilities (including long-term)             7,745         13,536        13,347        11,992
Stockholders' equity                          $    14,208   $     13,685   $    15,081    $   14,892




                                SELLING SECURITY HOLDERS

The following table sets forth information concerning the selling security holders including:

  o  the number of shares owned by each shareholder prior to this offering;

  o  the total number of shares that are to be offered for each shareholder;
and

   o the total number of shares and the percentage of stock that will be owned by each shareholder upon completion of the offering.

All costs, expenses and fees in connection with the registration of the selling stockholders' shares will be borne by us. All brokerage commissions, if any attributable to the sale of shares by selling stockholders will be borne by such holders.

The offered shares of common stock may be offered from time to time by each of the selling security holders named below. However, the selling security holders are under no obligation to sell all or any portion of the shares of common stock offered, neither are the selling security holders obligated to sell such shares of common stock immediately under this prospectus, and therefore, no accurate forecast can be made as to the number of securities that will be held by the shareholders upon completion of this offering. We believe that the selling security holders listed in the table have sole voting and investment powers with respect to the securities indicated. None of the selling security holders are broker-dealers or affiliates of broker-dealers.

None of the selling security holders has held any position or office with us, except as specified in the following table. Other than the relationships described below, none of the selling security holders had or have any material relationship with us.

                                               Shares Owned Prior      Shares Owned After
                               No. of           to the Offering          the Offering
      Selling                  Shares      -------------------------- ----------------------
     Stockholders             Offered          Number     Percentage    Number    Percentage
--------------------------  -------------  ------------  ------------ ------------ ----------
Waywood Investment Limited    750,000         750,000        4.04%           -          -
Great Admirer Limited       4,250,000      17,601,002       94.81%    13,351,002      71.92%
Fouzi Abousnnouga                 600             600           -            -          -
Shaun Ashmead                     600             600           -            -          -
David Baker                       600             600           -            -          -
Nicholas Baker                    600             600           -            -          -
Emma Baker                        600             600           -            -          -
Sarah Barrett                     600             600           -            -          -
Debra Bartlett                    600             600           -            -          -
Gareth Beckett                    600             600           -            -          -
Christine Boyland                 600             600           -            -          -
Christopher Bridgman              600             600           -            -          -
Robert Brimfield                  600             600           -            -          -
Gary Britton                      600             600           -            -          -
Ian Brown                         600             600           -            -          -
Kathleen Burge                    600             600           -            -          -
Mark Burge                        600             600           -            -          -
Donna Burton                      600             600           -            -          -
Jeff Byrne                        600             600           -            -          -
Denise Cake                       600             600           -            -          -
John Chivers                      600             600           -            -          -
Sharon Cole                       600             600           -            -          -
Jeffrey Coleman                   600             600           -            -          -
Nicola Cook                       600             600           -            -          -
Paul Cooper                       600             600           -            -          -
Jack Cotter                       600             600           -            -          -
Elaine Cox                        600             600           -            -          -
Lisa Cullum                       600             600           -            -          -





Edward Cushen                     600             600           -            -          -
Robert Daniel                     600             600           -            -          -
David Daniels                     600             600           -            -          -
Andrea Patricia Davies            600             600           -            -          -
Jonathan Mark Davies              600             600           -            -          -
Lisa Davies                       600             600           -            -          -
Lee Baines Davies                 600             600           -            -          -
Paul Davies                       600             600           -            -          -
Andrew Davies                     600             600           -            -          -
Lorna Davies                      600             600           -            -          -
Paula Davies                      600             600           -            -          -
Mark Denholme                     600             600           -            -          -
William Dobbs                     600             600           -            -          -
Wendy Dolloway                    600             600           -            -          -
Craig Drew                        600             600           -            -          -
Tina Dunstan                      600             600           -            -          -
Timothy Edwards                   600             600           -            -          -
Suzanne Edwards                   600             600           -            -          -
Viviane Elliott                   600             600           -            -          -
Dawn Evans                        600             600           -            -          -
Michelle Evans                    600             600           -            -          -
Simon Ford                        600             600           -            -          -
Mandy Gabb                        600             600           -            -          -
Denise Garner                     600             600           -            -          -
John Gibbon                       600             600           -            -          -
Christine Gunter                  600             600           -            -          -
Helen Haines                      600             600           -            -          -
Derwyn Hanney                     600             600           -            -          -
Lynne Harrhy                      600             600           -            -          -
Lisa Harris                       600             600           -            -          -
Leeanne Harwood                   600             600           -            -          -
Lesley Hawkins                    600             600           -            -          -
Anthony Hayes                     600             600           -            -          -
Barrie Hill                       600             600           -            -          -
Diane Hodge                       600             600           -            -          -
Wayne Hooper                      600             600           -            -          -
Amenda Hopkins                    600             600           -            -          -
Owain Carter Horne                600             600           -            -          -
Robin Hough                       600             600           -            -          -
Grant Howe                        600             600           -            -          -
Clair Howells                     600             600           -            -          -
Jayne Howells                     600             600           -            -          -
Tania Jay                         600             600           -            -          -
John Jenkins                      600             600           -            -          -
Robert Jones                      600             600           -            -          -
Lawrence Jones                    600             600           -            -          -






Gerwyn Jones                      600             600           -            -          -
Helen Jones                       600             600           -            -          -
Philip Jones                      600             600           -            -          -
Darryl Jones                      600             600           -            -          -
Irene Jones                       600             600           -            -          -
Philip Jones                      600             600           -            -          -
Meryl Kay                         600             600           -            -          -
Dawn Leadbeater                   600             600           -            -          -
Andrew Lewis                      600             600           -            -          -
Jacalyn Lewis                     600             600           -            -          -
James Zhen Liu                    600             600           -            -          -
Tracey Llewellyn                  600             600           -            -          -
Sara Lloyd                        600             600           -            -          -
David Lloyd                       600             600           -            -          -
Steve Mann                        600             600           -            -          -
Deborah Manning                   600             600           -            -          -
Lorna Matthews                    600             600           -            -          -
Elvira McDonald                   600             600           -            -          -
William Minney                    600             600           -            -          -
Andrew Morgan                     600             600           -            -          -
Keith Morris                      600             600           -            -          -
Saad Naimi                        600             600           -            -          -
Stephen Northeast                 600             600           -            -          -
Christopher Nye                   600             600           -            -          -
Michael O'Shea                    600             600           -            -          -
Mary Oliver                       600             600           -            -          -
Daryl Palmer                      600             600           -            -          -
Stephen Parkin                    600             600           -            -          -
Richard Penny                     600             600           -            -          -
Linda Phelps                      600             600           -            -          -
David Porter                      600             600           -            -          -
Jeffrey Powell                    600             600           -            -          -
Jason Powell                      600             600           -            -          -
Leanne Powell                     600             600           -            -          -
Leanne Price                      600             600           -            -          -
Jayne Pritchard                   600             600           -            -          -
Paul Pursey                       600             600           -            -          -
Lisa Reed                         600             600           -            -          -
Andrew Rees                       600             600           -            -          -
Andrew Reid                       600             600           -            -          -
Lesley Rose                       600             600           -            -          -
Helen Scott                       600             600           -            -          -
David Shellard                    600             600           -            -          -
David Slaughter                   600             600           -            -          -
Helen Smith                       600             600           -            -          -
Marcus Smith                      600             600           -            -          -






Dean Smith                        600             600           -            -          -
Susan Tarling                     600             600           -            -          -
Dean Taylor                       600             600           -            -          -
Robert Taylor                     600             600           -            -          -
Anne Thomas                       600             600           -            -          -
Meirion Thomas                    600             600           -            -          -
Joanne Todd                       600             600           -            -          -
Steven Trollope                   600             600           -            -          -
John Tudball                      600             600           -            -          -
Alyson Turner                     600             600           -            -          -
Lee Tyler                         600             600           -            -          -
Neal Tyler                        600             600           -            -          -
Stephen Urch                      600             600           -            -          -
Linda Wallis                      600             600           -            -          -
Julie Walters                     600             600           -            -          -
Karen Ware                        600             600           -            -          -
Yvonne Watkins                    600             600           -            -          -
Claire Watkins                    600             600           -            -          -
Deborah Watkins                   600             600           -            -          -
Kerry weston                      600             600           -            -          -
Natalie White                     600             600           -            -          -
Lyndsey Willcox                   600             600           -            -          -
Richard Williams                  600             600           -            -          -
Janet Williams                    600             600           -            -          -
Mark Williams                     600             600           -            -          -
Clare Williams                    600             600           -            -          -
Julie Williams                    600             600           -            -          -
Ann Williams                      600             600           -            -          -
Julie Williams                    600             600           -            -          -
Michael Williams                  600             600           -            -          -
Shaun Williams                    600             600           -            -          -
Brian Williams                    600             600           -            -          -
Brian Williams                    600             600           -            -          -
Rosemary Wood                     600             600           -            -          -
Leila Wyburn                      600             600           -            -          -
Mei Mei Komariah                  600             600           -            -          -
Pertiwi Handayani                 600             600           -            -          -
Muhammad Hidayat A                600             600           -            -          -
Muhammad Baron                    600             600           -            -          -
Esti Harmiatri K W                600             600           -            -          -
Syamsudin ST Makmur               600             600           -            -          -
Made Darma Yasa                   600             600           -            -          -
Noor Cahyono                      600             600           -            -          -
Anwar Sanusi                      600             600           -            -          -
Amir Aswad Sadikin                600             600           -            -          -
Muh Hermawan Subekti              600             600           -            -          -






Rubiadi                           600             600           -            -          -
Yenny Agoestine Hernani           600             600           -            -          -
Sri Herawaty H                    600             600           -            -          -
Arini Sustyawati Dewi             600             600           -            -          -
I Made Suaba                      600             600           -            -          -
Fenny Sjahbaniarti                600             600           -            -          -
Oke Puspadianingsih               600             600           -            -          -
M Natsir                          600             600           -            -          -
S M Hari Kustoro                  600             600           -            -          -
Rijanto Utomo                     600             600           -            -          -
Fauzy Nadjar Mustafa              600             600           -            -          -
Batas Siburian                    600             600           -            -          -
Bambang Djatmiko                  600             600           -            -          -
Grace Alexander L                 600             600           -            -          -
Hartono Siswoyo                   600             600           -            -          -
Prapseno D                        600             600           -            -          -
Priyono Pujo W                    600             600           -            -          -
Darsan Siagim                     600             600           -            -          -
Abykibri Z.                       600             600           -            -          -
Yoesrizal Diguchy                 600             600           -            -          -
M Aminuddin AB                    600             600           -            -          -
Isman Darmansyah                  600             600           -            -          -
Melu Saidar Harahap               600             600           -            -          -
Bambang Junaidi                   600             600           -            -          -
Suhardi                           600             600           -            -          -
Hadi Sutrisno                     600             600           -            -          -
Yiyis Rusoni                      600             600           -            -          -
Suradi                            600             600           -            -          -
Zulkifli Manan                    600             600           -            -          -
Rahmad Wibowo                     600             600           -            -          -
T O Hutabarat                     600             600           -            -          -
Jufran Helmi                      600             600           -            -          -
Indriyono E Santoso               600             600           -            -          -
Dean Rusdi                        600             600           -            -          -
Gunardi Yusuf                     600             600           -            -          -
Amat Samsohan                     600             600           -            -          -
Farizal                           600             600           -            -          -
Aladin                            600             600           -            -          -
Suyati K                          600             600           -            -          -
Hidayat AS                        600             600           -            -          -
Kasijono Bin Djoyosumarto         600             600           -            -          -
Siran Bin Saher                   600             600           -            -          -
Masroni Bin Muad                  600             600           -            -          -
Amrin N                           600             600           -            -          -
Rubendi                           600             600           -            -          -
Dastur Zen                        600             600           -            -          -






Sunaryono                         600             600           -            -          -
Abdul Malik                       600             600           -            -          -
Subandi                           600             600           -            -          -
H. Abdurrokhim                    600             600           -            -          -
Ilhamdani                         600             600           -            -          -
Bakri Satamso                     600             600           -            -          -
Amir Choli                        600             600           -            -          -
Djoko Widodo                      600             600           -            -          -
Ating Johan                       600             600           -            -          -
Iskandar Tim                      600             600           -            -          -
Guntur                            600             600           -            -          -
Abi Kusno                         600             600           -            -          -
Lidrin                            600             600           -            -          -
Sudiono                           600             600           -            -          -
Achmad Aminuddin                  600             600           -            -          -
Hadi Suryanto                     600             600           -            -          -
Heryanto                          600             600           -            -          -
Sunardi                           600             600           -            -          -
Achmad Mursyidi                   600             600           -            -          -
Lies Permana Sarie                600             600           -            -          -
Djoko Triono                      600             600           -            -          -
Firman                            600             600           -            -          -
Arifin                            600             600           -            -          -
Abu Bakar                         600             600           -            -          -
Siarantang                        600             600           -            -          -
Suradi                            600             600           -            -          -
Ahmad Syukri                      600             600           -            -          -
Isril Hendra                      600             600           -            -          -
Setyo Puji Hartono                600             600           -            -          -
Bhudiman Zailani                  600             600           -            -          -
Faried Adrian                     600             600           -            -          -
Mohammad Fajaruddin               600             600           -            -          -
Hutamin Bin Aulani                600             600           -            -          -
Ellyyeni                          600             600           -            -          -
Ahdin Muid                        600             600           -            -          -
B. Sumardi                        600             600           -            -          -
Muhamat Sayuti                    600             600           -            -          -
Poniman Kurdi                     600             600           -            -          -
Eko Purwanto                      600             600           -            -          -
Astaman                           600             600           -            -          -
Suhardi bin Ciklasim              600             600           -            -          -
Susanto                           600             600           -            -          -
Muhammd Toha                      600             600           -            -          -
Sulaiman                          600             600           -            -          -
Abu Hasan Sakri Bin Ibrahim       600             600           -            -          -
Tamhar                            600             600           -            -          -





Sudaryo                           600             600           -            -          -
Iskandar Kosasih                  600             600           -            -          -
Ichsan Waris                      600             600           -            -          -
Pungut                            600             600           -            -          -
Sumari Izan                       600             600           -            -          -
Sudarsono                         600             600           -            -          -
Sagiman                           600             600           -            -          -
Aswadi                            600             600           -            -          -
Mudjiono                          600             600           -            -          -
Farus Diman Yusuf                 600             600           -            -          -
Warsito                           600             600           -            -          -
Hazairin                          600             600           -            -          -
Nasori Abdullah Kohar             600             600           -            -          -
Abdul Chair Manap                 600             600           -            -          -
Tjik Tamin                        600             600           -            -          -
Effendi                           600             600           -            -          -
Robben Hutagalung                 600             600           -            -          -
Darmawi                           600             600           -            -          -
Nasori Ario                       600             600           -            -          -
Racmadi                           600             600           -            -          -
Mansyur                           600             600           -            -          -
Zalzili                           600             600           -            -          -
Taufik Iskandar Bin Sukia         600             600           -            -          -
Buyung Chandra                    600             600           -            -          -
Mardi                             600             600           -            -          -
Muhtarmidi Umari                  600             600           -            -          -
Achmad Erno Kusmiyadi             600             600           -            -          -
Nahar Siregar                     600             600           -            -          -
Herman Sira Manuk                 600             600           -            -          -
Niman Chandra                     600             600           -            -          -
Jumaidi                           600             600           -            -          -
Yoes Rusli Hamzah                 600             600           -            -          -
D.Djamal Mursal bin M.Saleh       600             600           -            -          -
Oji Manik                         600             600           -            -          -
Machmudin                         600             600           -            -          -
Jufri Sudarman                    600             600           -            -          -
Suhardjo                          600             600           -            -          -
Herwanudin                        600             600           -            -          -
Saut Sabar Sihombing              600             600           -            -          -
Samharoni                         600             600           -            -          -
Ano Hermayanto                    600             600           -            -          -
Sunoto Harto Saputro              600             600           -            -          -
Marwan                            600             600           -            -          -
Alamsyah                          600             600           -            -          -
Suhairi                           600             600           -            -          -
Juhartono                         600             600           -            -          -






Mulyadi                           600             600           -            -          -
Dhumroh Mulkan                    600             600           -            -          -
Muchtar Lutfi                     600             600           -            -          -
Bambang Permadi                   600             600           -            -          -
Sukarsono                         600             600           -            -          -
Elpi Yuharnis                     600             600           -            -          -
Rozali                            600             600           -            -          -
Johansyah                         600             600           -            -          -
Sutirto                           600             600           -            -          -
Mawardi Bin Matnanang             600             600           -            -          -
A. Rivai Yan                      600             600           -            -          -
Puntas Ismail                     600             600           -            -          -
Mat Yanton                        600             600           -            -          -
Djakfar Sidik Bin Abdullah        600             600           -            -          -
Amat Suplan                       600             600           -            -          -
Kusbino Hardianto                 600             600           -            -          -
Ramli Arief Manan                 600             600           -            -          -
Suryanto                          600             600           -            -          -
Rohwat Budiman                    600             600           -            -          -
Edi Helmi                         600             600           -            -          -
Abu Hasan Bin Ibrahim             600             600           -            -          -
Djalal Bin Karimin                600             600           -            -          -
Prayitno                          600             600           -            -          -
Isnansori Z.                      600             600           -            -          -
Parto Sukasno                     600             600           -            -          -
Muhammad Nur Bin Ibrahim          600             600           -            -          -
Handra                            600             600           -            -          -
Iskandar                          600             600           -            -          -
Utuh Khair Bin H. Jailani         600             600           -            -          -
Soleh                             600             600           -            -          -
Suparman Bin Meharan              600             600           -            -          -
Barsono                           600             600           -            -          -
Harto M.                          600             600           -            -          -
Handerson                         600             600           -            -          -
Tamamin                           600             600           -            -          -
Sumbategaultra                    600             600           -            -          -
Fakhri Chan                       600             600           -            -          -
A Nawawi Umar                     600             600           -            -          -
Achmad Faisal Hole                600             600           -            -          -
Achmad Ardy                       600             600           -            -          -
Alfian M                          600             600           -            -          -
Burmawi Pai                       600             600           -            -          -
Dicky                             600             600           -            -          -
Gultomi                           600             600           -            -          -
Iskandar Taufic                   600             600           -            -          -
Mugiono                           600             600           -            -          -





Patama Suanta                     600             600           -            -          -
Purwani                           600             600           -            -          -
Samio                             600             600           -            -          -
Syamsulham                        600             600           -            -          -
Sardi Nyoto                       600             600           -            -          -
Syarif                            600             600           -            -          -
Tom Baru                          600             600           -            -          -
Iskandar                          600             600           -            -          -
------------------------------------------------------------------------------------------
        Total               5,213,000      18,564,002       98.85%      13,351,002  71.92%


Notes:

(1) Waywood Investments Inc. is the promoter of Oxford Technologies Inc. Waywood Investments, Inc. will sell its shares at a fixed price of $1.00 for the duration of the offering. Waywood Investments, Inc. shall be considered an underwriter with respect to the sale of such shares.

(2) Great Admirer Ltd. is our principal shareholder. Great Admirer Ltd. will sell its shares at a fixed price of $1.00 for the duration of the offering. Great Admirer, Ltd. is considered an underwriter with respect to the sale of their shares.

We are not aware of any agreements or arrangements among the selling security holders listed above. To our knowledge, there are no coordinated investment efforts among the selling security holders, and they are not acting as a "group" as that term is used in Instruction 7 to Item 403 of Regulation S-K.



                          PLAN OF DISTRIBUTION


The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders will sell their shares at $1.00 per share until our shares are quoted on the OTC Bulletin Board, thereafter, at then prevailing market prices or privately negotiated prices. However, Waywood Investments, Inc. and Great Admirer Ltd. will sell their respective shares at $1.00 for the duration of the offering. Both Waywood Investments, Inc. and Great Admirer Ltd. shall be considered underwriters with respect to such shares.

The selling shareholders may sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders. They may also receive compensation from the purchasers of common shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Each selling shareholder and any broker-dealer that assists in the sale of the common stock may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers and any profit on the resale of the common shares sold by them.

Of 18,564,000 shares outstanding, 750,000 shares were held by Waywood Investment Ltd. and 4,250,000 shares were held by Great Admirer Ltd. Those shares are not available for resale under Rule 144. The Securities and Exchange Commission ("SEC") is of the opinion that Rule 144 is not available for resale transactions for securities issued by a blank check company, and, consequently, the resale of such securities cannot occur without registration under the Securities Act. Furthermore, promoters and affiliates of a blank check company and their transferees would be considered "underwriters" under the Securities Act when reselling the securities of a blank check company. The SEC also states that these securities can only be resold through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of Rule 144.

The selling shareholders have advised us that they have not entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The selling shareholders do not have an underwriter or coordinating broker acting in connection with the proposed sale of the common shares.

The selling shareholders have agreed to comply with applicable securities laws. Each of the selling shareholders and any securities broker-dealer or others who may be deemed to be statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act. The offer and sale by the selling shareholders may be a "distribution' under Regulation M, in which case the selling stockholder, any "affiliated purchasers", and any broker-dealer or other person who participates in such distribution may be subject to Rule 102 of Regulation M until their participation in that distribution is completed. Rule 102 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class of securities that are the subject of the distribution. A "distribution" is defined in Rule 102 as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods". In addition Rule 101 under Regulation M prohibits any "stabilizing bid" or "stabilizing purchase" by a selling shareholder in connection with a distribution for the purpose of pegging, fixing or stabilizing the price of the common stock in connection with this offering.

The selling shareholders also may resell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule, except that that Waywood Investment Limited and Great Admirer Ltd. must sell their shares at a fixed price of $1.00 for the duration of the offering.

We are responsible for all costs, expenses and fees incurred in registering the shares offered hereby. The selling shareholders are responsible for brokerage commissions, if any, attributable to the sale of such securities. We will not receive any of the proceeds from the sale of any of the shares by the selling shareholders.


                               LEGAL PROCEEDINGS

There are no legal actions pending against us nor are any legal actions contemplated by us.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


Directors and Executive Officers
--------------------------------

Each of our directors is elected by the shareholders to a term of one (1) year and serves until his or her successor is elected and qualified, or until he or she resigns or is removed from office. Each of our officers is elected by the board of directors to a term of one (1) year and serves until his or her successor is duly elected and qualified, or until he or she resigns or is removed from office. The board of directors has no nominating or compensation committees.

The name, address, age and position of our officers and directors are as set forth below:

      Name        Age                         Office
-------------   -------  -------------------------------------------------
Jacinta Sit       34     President, Chief Financial Officer and Director
Shaun Ashmead     39     Managing Director of Axiom Manufacturing Services Ltd.
Vivian Lee-Yu Lam 37     Secretary and Director
Woon Chew Chai    47     Director

JACINTA SIT has been our president and chief financial officer and a director since February 2003. From 2001 to the present, Ms. Sit holds various positions, most recently as an Executive Director, of South Sea Petroleum Holdings Limited, a Hong Kong corporation, whose principal business is the exploration and production of crude oil. Since September 2003, Ms. Sit has been the president, chief financial officer and a director of Cowley Technologies Corp., a magazine distributor in Hong Kong. Cowley is curently inactive.

SHAUN ASHMEAD has held the position of Managing Director of Axiom Manufacturing Services Ltd. since March 2004. Prior to that, he was Axiom's Operations Director (August 2003 to March 2004), responsible for all aspects of the business other than sales. From September 2002 to August 2003, Mr. Ashmead was Head of the Administration Group responsible for Finance, Human Resources and Factory Engineering, and acted as Company Secretary. From July 2001 to September 2002 he was Axiom's Head of Quality and Engineering Groups, responsible for Technical Engineering, including new product introduction, supplier and product quality, Test Engineering and the Market Quality Investigation Centre.
Mr. Ashmead has been employed with Axiom since 1986, predominately within a Quality Management role and was instrumental in ensuring Axiom achieved quality accreditations including ISO 9002, ISO 14001, QS 9000 and TS16949. He continues to ensure that the recognized standards are met or exceeded.

VIVIAN LEE-YU LAM has been our director and Corporate Secretary since February 2003. From 2000 to the present, Ms. Lam holds various positions, most recently as Company Secretary, of South Sea Petroleum Holdings Limited, a Hong Kong corporation whose principal business is the exploration and production of crude oil. Currently Ms. Lam also serves as a director of Great Admirer Limited, the parent company of the registrant, and since September 2003, secretary and a director of Cowley Technologies Corp., a magazine distributor in Hong Kong. Cowley is currently inactive.

WOON CHEW CHAI was elected as an independent director of the Company in February 2003. From 1994 to the present, Mr. Chai has been a partner at Michael Chai & Co., a law firm in Kuala Lumpur, Malaysia. From 1991 to 1994, he was a legal associate with Shook Lin & Bok, a law firm in Kuala Lumpur, Malaysia. From 2002 to the present, he has served as a director of South Sea Petroleum Holdings Limited, a Hong Kong corporation, whose principal business is the exploration and production of crude oil. Mr. Chai holds a Bachelor of Laws (Hons) degree from the University of Buckingham, and a Bachelor of Science (Hons) degree in Chemistry from University of Surrey, UK. Mr. Chai is qualified as Barrister at Law from Lincoln's Inn, England. Since September 2003, Mr. Chai has been serving as a director of Cowley Technologies Corp., a magazine distributor in Hong Kong. Cowley is currently inactive.

Significant Employees
---------------------

There are no significant employees other than our executive officers.

Family Relationships
--------------------

There are no family relationships among directors or officers.

Involvement in Certain Legal Proceedings
----------------------------------------

During the past five years, none of our officers, directors, promoters or control persons has had any of the following events occur:

  1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

  2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offenses;

  3. being subject to any order, judgment or decree, not substantially reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking business; and/or

  4. being found by a court of competent jurisdiction, in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Code of Ethics
--------------

We have adopted a Code of Business Conduct and Ethics which applies to our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. Any person may request a free copy of the Code of Business Conduct and Ethics by writing to Oxford Technologies, Inc., 80 Wall Street, Suite 818, New York, NY 10005. We will disclose any waivers or amendments to our Code of Business Code and Ethics on Item 10 of a Form 8-K.

Audit Committee and Audit Committee Financial Expert
----------------------------------------------------

The Company's equity securities are not publicly traded. We do not have a separate audit committee. Instead, our board of directors performs the functions that an audit committee would customarily perform. None of the current members of our board of directors has been formally designated as an "audit committee financial expert" as that term is defined under the rules and regulations of the Securities and Exchange Commission.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


Security Ownership of Certain Beneficial Owners
-----------------------------------------------

The following table sets forth certain information regarding the beneficial ownership of our common stock, as of January 10, 2007, each person who is known by us to own beneficially more than 5% of our outstanding common stock. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

                      Name and Address        Number of Shares    Percentage
Title of Class      of Beneficial Owner      Beneficially Owned   of the Class
--------------  --------------------------  --------------------- -------------
Common Stock    Great Admirer Ltd. (i)           17,601,002         94.8% (ii)
                99 Queen's Road, Central
                Hong Kong

		    Shaun Ashmead                           600            0%
		    94 Lakeside Way, Nantyglo
		    Ebbw Vale, Gwent
		    NP23 4AL, South Wales, UK
-------------------------------------------------------------------------------
(i) Great Admirer Ltd. is owned by South Sea Petroleum Holdings Ltd., a Hong Kong corporation.

(ii) Percentage of ownership is based on 18,564,002 shares of common stock outstanding as of January 10, 2007.

As of the date of this prospectus, no options, warrants or rights to acquire shares have been granted.

Security Ownership of Management
--------------------------------

Except Shaun Ashmead, the managing director of Axiom Manufacturing Services Ltd., who owns 600 shares of our common stock, none of our executive officers and directors beneficially owned our securities.

Changes in Control
------------------

There are no arrangements that management is aware of that may result in changes in control as that term is defined by the provisions of Item 403(c) of Regulation S-K. There are no provisions within our Articles or Bylaws that would delay or prevent a change of control.


                          DESCRIPTION OF SECURITIES


We are authorized to issue 80,000,000 shares of common stock, par value $.0001 per share and 20,000,000 shares of preferred stock, par value $.0001 per share.

Common Stock
------------

As of January 10, 2007, there were 18,564,002 shares of common stock issued and outstanding. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights. The holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of Oxford Technologies, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock
---------------

As of January 10, 2007, there were no preferred shares that have been designated or issued. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. We have no current plans to issue any preferred stock or adopt any series, preferences or other classification of preferred stock.

Debt Securities
---------------

As of the date of this prospectus, we do not have any debt securities.

Other Securities To Be Registered
---------------------------------

There are no other securities to be registered.

                   INTEREST OF NAMED EXPERTS AND COUNSEL


Our financial statements included in this prospectus have been audited by Demetrius & Co., LLC, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The validity of the common stock offered hereby was passed upon for us by Schonfeld & Weinstein, L.L.P., 80 Wall Street, Suite 815, New York, New York 10005.

No named expert or counsel referred to in the prospectus has any interest in Oxford. No expert or counsel was hired on a contingent basis, will receive a direct or indirect interest in us or was a promoter, underwriter, voting trustee, director, officer or employee of Oxford.


             DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                          SECURITIES ACT LIABILITIES


Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the company pursuant to the Delaware corporation law or the provisions of our Articles of Incorporation, or Bylaws, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                      ORGANIZATION WITHIN LAST FIVE YEARS


We were incorporated in the State of Delaware on March 8, 2002, as a blank check company for the purpose of either merging with or acquiring an operating company with operating history and assets. In furtherance of our business plan, on June 10, 2002, we voluntarily filed a registration statement on Form 10-SB with the Securities and Exchange Commission to become a reporting company under the Securities and Exchange Act of 1934, as amended. The registration statement became effective on or about August 10, 2002.

On January 24, 2003, Waywood Investment Ltd. ("Waywood") entered into a Stock Purchase Agreement with Great Admirer Limited, a Hong Kong corporation, ("Great Admirer"), pursuant to which Great Admirer acquired 85%, or 4,250,000 shares, of our then issued and outstanding common stock from Waywood.

On February 12, 2003, we entered into a share exchange agreement with Great Admirer, pursuant to which we issued 13,564,002 shares of our common stock to Great Admirer in exchange for all issued and outstanding capital shares of Axiom Manufacturing Services Limited ("Axiom") on a one-to-one basis. Axiom is an electronics manufacturing service provider in the United Kingdom and a wholly-owned subsidiary of Great Admirer. As a result of this transaction, Axiom becomes our wholly-owned subsidiary, and the shareholders of Axiom became our controlling shareholders. This transaction was accounted for as a reverse acquisition.

Axiom was incorporated in South Wales, United Kingdom on September 3, 1980, under the name of Aiwa (UK) Ltd., as a wholly-owned subsidiary of Aiwa Co., Ltd. of Japan, to engage in the business of consumer electronics manufacturing. The name of Aiwa (UK) Ltd. was changed in June 1997 to Aiwa Wales Manufacturing Limited ("AWM"), which was changed again to Axiom Manufacturing Services Limited on April 10, 2002, as a result of the Acquisition of AWM by Great Admirer. Whatever organizational and acquisition costs incurred by Aiwa/Axiom were recorded on the books of Axiom.

Axiom was acquired by Great Admirer on April 10, 2002. Great Admirer was a non-operating shell company and incurred minimal costs to acquire Axiom, and therefore there was no need for adjustment for any costs incurred by Great Admirer to be "pushed down" in the accounts of Axiom. Additionally, prior to the sale of Aiwa (UK) Ltd., now Axiom, Sony/Aiwa forgave US $11,864,000 of inter-company debt which Axiom recorded as paid-in capital under US GAAP and Sony/Aiwa did not incur any other costs that were required to be "pushed down" to Axiom for the completion of this transaction.

Prior to the acquisition by Great Admirer in April 2002, Axiom had been a wholly owned subsidiary of Aiwa Europe Ltd., which was itself a wholly-owned subsidiary of Aiwa Co., Ltd, which was effectively acquired by Sony Corporation on October 1, 2002. As the sole original equipment manufacturer of Aiwa's own-brand consumer electronics products in Europe, Axiom was responsible for manufacturing Aiwa brand consumer electronics products, primarily audio and visual products, on behalf of Aiwa Co. of Japan, for distribution in the UK, France, Germany, Netherlands and Poland.

Axiom, as a subsidiary of Aiwa Europe Ltd., was a redundant manufacturing facility in Europe and Sony/Aiwa Company arranged for its sale to Great Admirer. Sony/Aiwa, rather than abandoning the facility, considered the need of the local economy and thus arranged for the transfer of ownership.

This transaction was accounted for as a reverse acquisition, whereby, under accounting principles generally accepted in the United States of America, after completion of the merger, Oxford will file prior historical financial information of Axiom, on a stand-alone basis, for the year prior to the acquisition (12/31/2002). The continuing operations of the Registrant will reflect the consolidated operations of Oxford and its wholly-owned subsidiary, Axiom, commencing on January 1, 2003. The acquisition of Axiom by Great Admirer was treated as a reverse merger in accordance with purchase accounting under APB 16.

Axiom (formerly Aiwa Wales Manufacturing Limited) was responsible for manufacturing Aiwa brand consumer electronics products, primarily audio and visual products on behalf of Aiwa Japan, for distribution in Europe. In December 2000, due to a gradually decreasing profit margin, Axiom began to provide electronic manufacturing services (EMS) to third parties. In July 2001, Aiwa brand products were terminated and Axiom became entirely an EMS provider in the markets of telecommunication equipment, computer and related products, video, audio, and entertainment products, industrial control equipment, testing and instrumentation products and medical devices. Axiom offers its customers comprehensive and integrated design and manufacturing services, from initial product design to volume production, direct order fulfillment and aftermarket support.

Axiom's principal offices and manufacturing facilities are located in Technology Park, Newbridge, South Wales, United Kingdom. Axiom owns the above-mentioned facilities, which occupies approximately 26.80 acres. Axiom has a website, whose address is www.axiom-ms.com.


                            DESCRIPTION OF BUSINESS


The Company, through its subsidiary Axiom, provides electronics manufacturing services in the business to business or business to industry sectors and to original equipment manufacturers in the following market sectors:

   o   Medical devices
   o   Industrial control equipment
   o   Domestic appliances
   o   Computer and related products
   o   Testing and instrumentation products

As a result of efficiently managing costs and assets, Axiom is able to offer its customers an outsourcing solution that represents a lower total cost of acquisition than that typically provided by the OEM's own manufacturing operation. OEM's contract with Axiom is for Axiom to build their products or to obtain services related to product development and prototyping, volume manufacturing or aftermarket support. In many cases Axiom builds products that carry the brand name of its customers and substantially all of Axiom's manufacturing services are provided on a turnkey basis where Axiom purchases customer specific components from suppliers, assemble the components onto printed circuit boards, perform post production testing and provide the customer with production process and test documentation. Axiom also provides manufacturing services on a consignment basis where material is free issued by the customer for Axiom to build into finished printed circuit boards or product. Axiom offers its customers flexible just in time delivery programs which allow product shipments to be closely coordinated with the customers' inventory requirements. Additionally Axiom completes the assembly of final product for its customers by integrating the manufactured printed circuit boards into the customers finished products.

Axiom operates in several sectors within the electronics and technology markets with most of its customers being located within the United Kingdom.

The Company's Services
----------------------

The Company believes that demand from OEM's for an integrated outsourcing solution is increasing and that more and more OEM's are looking for a collaborative relationship. By providing a total solution that includes a full range of services allowing it to take customer products from initial design through production to testing, distribution and after market support, we believe that the company is well placed to provide the partnership solution OEM's require. The service offered includes:

Engineering and Design. The Company offers engineering, design, prototyping and related services that help its customers design their products for optimal manufacturing and testing. The Company's electrical, mechanical and packaging engineers provide customers with circuit design, printed circuit board layout, mechanical and test fixture design services. The Company also provides design for procurement, design for manufacture and design for test services. The Company's design for procurement service identifies areas where the overall cost of the customers' products can be reduced through lower material costs and effective inventory management. The Company's design for manufacture service seeks to achieve defect-free and cost-effective product designs, reduce the product development cycle, create high initial production yields and establish superior product quality. The design for test service focuses on achieving the highest level of fault detection and isolation before products are shipped.

Materials Procurement and Management. Materials procurement and management consists of planning, purchasing, expediting and warehousing of components and materials. The company's inventory management and volume procurement capability contributes to cost reductions and reduces overall cycle times.

Product Assembly and System Integration. The Company offers assembly and manufacturing services which include assembly of electronic subsystems of final product as well as final assemblies incorporating printed circuit board assemblies, complex electromechanical subassemblies, enclosures, power supplies and other components. In addition, the Company's ability to build and configure product to order enables it to postpone final configuration of the customers' product until the end-user specifications are received, thus reducing finished inventory levels for both the Company and its customers. The Company builds a wide range of final products and believes it is well placed to take advantage of the anticipated acceleration in outsourcing of final product assembly and integration.

Testing. The Company offers computer-aided testing of assembled printed circuit boards, subassemblies and finished product, which contributes significantly to its ability to deliver high-quality products on a consistent basis. Its test capabilities include manufacturing defect analysis, in circuit tests to check the integrity of the circuits within the board, and functional tests using its own custom designed test equipment and software or equipment and software supplied by its customers. The Company can also provide environmental stress tests of circuit boards and finished products and works with its customers to develop test strategies.

Logistics and Distribution. The Company configures and ships customers' products, provides final product packaging and distribution services for completed products as well as direct order fulfillment. It is increasingly delivering final product directly to its customers' distribution channels and to its customers' end-users. The Company believes that these services complement its comprehensive manufacturing solution, and enables its customers to be more responsive to changing market demands and enable them to get their product to market more efficiently and at a lower total cost.

After-Market Services The Company provides a range of after-market services, including repair, refurbishment, re-manufacturing, system upgrades and spare part manufacture. These services are supported by specific information systems and testing technologies and can be tailored to meet the requirements of each customer.

Business Strategy
-----------------

The goal of the Company is to be the electronics manufacturing services outsourcing provider for leading original equipment manufacturers in high growth segments of the electronics industry. To meet this goal, the Company intends to implement the following strategies:

Maintain and develop close, long-term relationships with Customers. The Company's core strategy is to maintain and establish long-term relationships with leading original equipment manufacturers in expanding industries by becoming an integral part of its customers' manufacturing operations. To this end, the Company works closely with its customers throughout the design, manufacturing and distribution process, where the Company offers a flexible and responsive service. The Company develops strong customer relationships through dedicated account management teams who respond to frequently changing customer design specifications and production requirements.

Focus on high-end products in high growth sectors. The Company as a relative newcomer to the CEM market place has positioned itself as a supplier of low volume, high added value services in niche markets. Its customers typically fall in the consumer, industrial, military, office equipment and medical sectors with the products manufactured ranging from easy to assemble low cost high volume products for the consumer market to complicated, state of the art, mission critical electronic hardware. The Company's ability to offer both of these services enables it to maintain and expand its customer base.

Deliver complete high and low volume manufacturing solutions globally. The Company believes original equipment manufacturers increasingly require a wide range of specialized engineering and manufacturing services in order that they can reduce their costs and accelerate their time to market and time to volume production. Building on its integrated engineering and manufacturing capabilities, the Company offers services from initial product design and test to final product assembly and distribution to the original equipment manufacturers' customers. This full service capability allows the Company to offer its customers the flexibility to move quickly from design and new product introduction to commercial production and distribution.

Enhance the Company's integrated design, manufacturing and related services. The Company intends to continue to enhance its service offerings to meet the needs of its customers and to control and manage more effectively the supply chain. The Company has expanded its engineering and design capabilities and invested in its new product introduction services and believes that its ability to support customers in these areas provides it with an insight into its customers' future manufacturing requirements.

Generating increased levels of business from the Company's existing Customers and expansion of its Customer base. The Company believes that organically growing the level of business from its existing customers and expanding its customer base are critical to its future success. The Company continually evaluates the requirements of its existing customers, and looks for opportunities to provide them with additional services thereby strengthening the relationship and increasing the customers' dependence on the Company thus creating long term business relationships.

The Company pursues new customers by focusing marketing effort on selected sectors and customers, and increasing its brand awareness to win new business.

Marketing and Customers
-----------------------

The Company's customer base is primarily in the United Kingdom. The Company markets its services through selective media advertising, telemarketing, levering its contacts in the supply chain and direct contact by sales staff. The following table shows the percentages of the Company's sales by industry sector for the last four years.

Year ending Dec. 31,        2002        2003     2004	      2005
-----------------------   ---------- --------- ---------  ---------
Computers & Peripherals     0.9%       7.4%      11.3%       8.1%
Consumer                    42.2      44.8       15.5       15.4
Medical                     27.0      22.8       26.1       38.6
Industrial                  24.4      22.0       47.0       37.9
Office Equipment             5.5       3.0          -	         -
                          ---------  --------  ---------  --------
             TOTAL          100 %      100%      100%        100%

The Company uses a number of database products to identify market sectors and customers and then uses an external telemarketing company to identify the decision makers for a direct approach from the Company's sales force.

Suppliers
---------

The Company maintains a network of suppliers of components and other material used in assembling products, and procures components when a purchase order or forecast is received from a customer. The majority of components are industry standard and available from a number of alternative suppliers but a number of custom-made components are used and in this case a supplier may be the single source of supply. For the year ended December 31, 2005 there was one supplier who accounted for more than 10% of the Company's purchases; for the year ending December 31, 2004 there were no suppliers who accounted for 10% or more of the Company's purchases.

The Company procures components only when a purchase order has been received from the customer. Although the Company may experience component shortages and long lead times on some components from time to time, the Company has generally been able to reduce the impact of these shortages by working with customers to reschedule deliveries and by purchasing components from alternative sources of supply albeit at slightly higher prices.

Research and Development
------------------------

For the year ended December 31, 2005, there were no product research and development expenses. The Company has no current plan to conduct any product research and development activities in the next twelve months.

Order Backlog
-------------

We do not believe that a backlog as of any particular date is indicative of future results. Because customers may cancel or reschedule deliveries during the agreement term to reflect changes in the customer's needs. In light of industry practice and our experience, we do not believe that such agreements are meaningful for determining backlog amounts.

Patents and Trademarks
----------------------

We do not own any patents or trademarks.

Competition
-----------

The electronic manufacturing services industry is highly competitive. A number of the Company's competitors are substantially larger, have greater financial, operating, manufacturing and marketing resources and have a broader geographic breadth and range of services. As more OEMs dispose of their manufacturing assets and increase their use of outsourcing, the Company faces increasing pressure to grow its business in order to maintain its competitive position.

Environmental Matters
---------------------

The Company's operations are subject to certain national and local regulatory requirements relating to the environment, health and safety and waste management, and the use, release, storage, treatment, transportation, discharge, disposal and clean-up of hazardous substances and wastes, as well as practices and procedures applicable to the construction and operation of our plants. The Company is in substantial compliance with all applicable requirements and has achieved ISO 14001, an internationally recognized award. However, material costs and liabilities may arise from these requirements or from new, modified or more stringent requirements.

The Company periodically generates and temporarily handles limited amounts of material that are considered hazardous waste under applicable law. The Company contracts for the off-site disposal of these materials and has implemented a waste management program to address related regulatory issues. The current costs of compliance are not material to the Company, and the Company is not aware of any facts or circumstances that would cause it to incur significant costs or liabilities related to environmental or health and safety regulation compliance in the future. Nevertheless, additional or modified requirements may be imposed in the future which may result in the Company incurring additional expenditure.

Employees
---------

The Company currently has 193 full-time employees. Fluctuations in workload may result in the Company hiring temporary workers. Five percent of the Company's employees are represented by the General Municipal Boilermakers Union. The Company considers its employee relations to be good. The Company does not expect significant changes in the number of employees in the next twelve months.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview
--------

The Company was incorporated in the State of Delaware on March 8, 2002, as a blank check company. On February 12, 2003, the Company acquired 100% of the outstanding securities of Axiom Manufacturing Services Ltd. ("Axiom") with the exchange and issuance of 13,564,002 shares of the Company's common stock (the "Merger"). Although the Company is the legal survivor in the Merger and remain the registrant with the SEC, under generally accepted accounting principles in the United States, the Merger was accounted for as a reverse acquisition, whereby Axiom is considered the "Acquirer" for financial reporting purposes as its shareholders controlled more than 50% of the post transaction combined company. Among other matters, this requires us to present all financial statements, prior historical financial and other information concerning Axiom, and requires a retroactive restatement of Axiom's historical shareholders investment for the equivalent number of shares of common stock received in the Merger. Accordingly, the Company's consolidated financial statements present the results of operations of Axiom for the year ended December 31, 2002, and reflect the acquisition of the Company on February 12, 2003, under the purchase method of accounting. Subsequent to February 12, 2003, the Company's operations reflect the combined operations of the former Oxford and Axiom.

The Company conducts its business through its subsidiary, Axiom Manufacturing Services Limited. Prior to its acquisition by Great Admirer Ltd. in April 2002, Axiom was a wholly owned subsidiary of Aiwa Europe Limited, which was itself a wholly owned subsidiary of the Aiwa Company of Japan. The Aiwa Company of Japan was effectively acquired by Sony Corporation on October 1, 2002. As the sole original equipment manufacturer of Aiwa's own brand products in Europe, Axiom was responsible for producing consumer electronics products, primarily audio and visual products for distribution in the UK, France, Germany, Poland and the Netherlands. In December 2000, due to gradually declining profit margins, Axiom started to provide electronic manufacturing services (EMS) for third parties and in July 2001 production of all Aiwa branded products was terminated, with Axiom becoming solely an EMS provider. On March 31, 2002, Axiom completed its first full year of operations as a contract electronics manufacturing services provider.

The Company provides electronics manufacturing services in the business to business or business to industry sectors and to original equipment manufacturers in the following market sectors:

    o   Medical devices
    o   Industrial control equipment
    o   Domestic appliances
    o   Computer and related products
    o   Testing and instrumentation products

As a result of efficiently managing costs and assets, Axiom is able to offer its customers an outsourcing solution that represents a lower total cost of acquisition that that typically provided by the OEM's own manufacturing operation. OEM contract with Axiom to build their products or to obtain services related to product development and prototyping, volume manufacturing or aftermarket support. In many cases, Axiom builds products that carry the brand name of its customers. Substantially all of Axiom's manufacturing services are provided on a turnkey basis where Axiom purchases customer specific components from suppliers, assembles the components onto printed circuit boards, performs post production testing and provides the customer with production process and test documentation. Axiom also provides manufacturing services on a consignment basis where material is free issued by the customer for Axiom to build into finished printed circuit boards or product. Axiom offers its customers flexible just in time delivery programs which allow product shipments to be closely coordinated with the customers' inventory requirements. Additionally Axiom completes the assembly of final product for its customers by integrating the manufactured printed circuit boards into the customers finished products.

Results of Operations
---------------------

The following table presents, for the periods indicated, the percentage relationship that certain items of the Company's statements of income bear to revenue and the percentage increase or (decrease) in the dollar amount of such items:

 	 	                         Nine months
                                  Ended September 30,                Year Ended
                              --------------------------   --------------------------------
	 	                       2006       2005            2005       2004        2003
                              ------------ -------------   ----------- ----------  --------
  Revenue                          100%       100%            100%        100.0%     100.0%
  Cost of sales                   88.4       90.2            90.6          91.9      102.6
  Gross profit                    11.6        9.8             9.4           8.1      (2.6)
  Operating expenses               9.9       10.9             8.1          10.5       11.2
  Operating income (loss)          1.7      (1.2)             1.3         (2.5)     (13.8)
  Other income (expense)           3.5        3.6             3.5           3.8        4.7
  Income before income taxes       5.2        2.5             4.8           1.3      (9.1)
  Income tax                         -          -               -             -          -
  Net income 		           5.2%       2.5%            4.8%          1.3%     (9.1)%


As of the date of prospectus, the final results of operations for the Company's fourth quarter are not available, but the preliminary results show that our fourth quarter sales will be significantly lower than the third quarter and average sales for the nine months ended September 30, 2006. The reasons are (i) a major contract concluded in September 2006 and no further revenues arose from this in the fourth quarter. The typical monthly sales from this contract in the nine months to September 2006 was approximately $583,000, and (ii) two other major customer downturned their requirements for the fourth quarter due to lower demand for their products plus some overstocking of Axiom produced product.

Comparison of the Nine Months Ended September 30, 2006 and 2005
---------------------------------------------------------------

Revenues

Revenues for the nine month period ended September 30, 2006 increased 29.02% to $28.89 million as compared to $22.39 million for the nine month period ended September 30 2005. Although Axiom has added three new customers during 2006, most of the growth in revenues has come from the existing customer base as a result of the following (i) Development of new product ranges for existing customers; and (ii) Move from only producing printed circuit boards to a fully outsourced service offering, manufacturing customer finished product.

Cost of sales

Cost of sales consists of the material cost of goods sold, direct overhead, direct wages and direct depreciation expenses. For the nine months ended September 30, 2006 cost of sales was 26.5% higher at $25.53 million as compared to $20.19million for the same period in 2005. These increases are driven by the increased material cost associated with the higher sales volumes. The cost of sales as a percentage of sales actually decreased to 88.4% for the nine months to September 30, 2006 from 90.2% for the nine months ended September 30, 2005. There are two reasons for this: (i) Labor efficiency gains as a result of setting up dedicated production cells, staff training and better labor utilization; and (ii) Negotiated material price reductions as a result of procuring higher volumes of materials. This has generated other benefits with major partnership suppliers placing consigned inventories on site at Axiom resulting in fewer material shortages and materials being paid for at the point of use.

Operating Expenses

Operating expenses consist of selling, general and administrative expenses. For the nine months ended September 30, 2006, selling general and administrative expenses were $2.866 million or 9.9% of total revenues compared to $2.430 million or 10.9% of total revenues in the nine months to September 30, 2005. The main increases in the period to September 30, 2006 compared to the same period in the prior year were again higher headcount costs, postage and building maintenance. There was also a gain from the sale of redundant fixed assets in the period to September 30, 2005 which was not repeated in the period to September 30, 2006.

Rental Income and Economic Development Grant

For the nine months ended September 30, 2006, rental income and economic development grant was $1,198,000 as compared to $953,000 for the same period of the previous year. Rental income for the nine months ended September 30, 2006 was $236,000 higher than the same quarter in 2005 compared to the nine months to September 30, 2005 as a result of further unused warehouse space being let to an existing tenant. For the nine months ending September 30, 2006, the economic development grant was amortized in the amount of $523,000 as compared to $514,000 for the same period of the previous year. The increase in 2006 over 2005 is all related to movement in the exchange rate between the US dollar and the pound sterling - the sterling equivalents are unchanged between the periods.

Interest expenses

Interest expenses for the nine months to September 30, 2006 was $184,000 as compared to $158,000 for the nine months to September 30, 2005. This small increase is attributable to higher borrowing levels in 2006 driven by the overall growth in the business.

Net Income

As a result of the factors discussed above, for the nine month period ending September 30, 2006, net income was $1,490,000 as compared to $568,000 for the nine months to September 30, 2005. This resulted in a basic income per share of $0.08 on weighted average common shares outstanding of 18,564,002 for the nine month period ended September 30,2006 as compared to basic income per share of $0.03 on the same number of weighted average common shares outstanding in the same period of the previous year.

Comparison of Fiscal Years Ended December 31, 2005 and 2004
-----------------------------------------------------------

Revenues

Revenues for the year ended December 31, 2005 were $30.68 million representing an increase of $2.86 million, or 10.3%, as compared to $27.82 million for the year ended December 31, 2004. The increase in revenue was largely a result of generating additional revenues from existing customers by progressing from simple printed circuit board manufacture through to full product assembly. Substantially all of the revenues are derived from the provision of contract manufacturing services to OEM's however $584,000 or 2.1% of revenues in 2004 and $86,000 or 0.28% of revenues in 2005 were derived from a market returns, investigation and repair service offered to OEM's to process field failures. The number of customers remained constant at 15 as of December 31, 2005.

Cost of Sales

Cost of sales consists of the material cost of goods sold, direct overhead, direct wages, and direct depreciation expense. For the year ended December 31, 2005 the Company's cost of sales was $27.79 million as compared to $25.57 million for the year ended December 31, 2004 which was an increase of $2.22 million, or 8.7%, on the year ended December 31, 2004. The Company attributes this increase mainly to the growth in sales revenue during the year ended December 31, 2005; however the Company also achieved improved gross margins during 2005 due to better utilization and efficiency of labor and better product scheduling using its manufacturing resources planning system. As with revenues, the majority of cost of sales incurred related to the EMS business, however $460,000 (1.8%) in 2004 and $40,000 (0.14%) in 2005 related to the market return and repair service.

Operating Expenses

Operating expenses consist of selling, general and administrative expenses, plus restructuring costs. These were $2.85million in 2005 as compared to $2.93million in 2004, a reduction of $0.08 million, or 2.7%.

A significant proportion of the reduction is attributable to the savings in restructuring costs (zero in 2005 and $275,000 in 2004 which related to a reduction in headcount from 210 in December 2003 to 161 in December 2004). Following its transition from a large scale manufacturing operation for Aiwa to a small/medium sized EMS with a small customer base there was a necessity to significantly downsize the headcount of the company to ensure the successful transition to a competitive EMS. Through 2004 further adjustments were still being made to the organizational structure to refocus the business as a customer facing EMS. The skills required for a business of this type are substantially different to those needed for a multinational OEM. For example, as an OEM there were no sales staff and the procurement roles were largely progress chasing rather than negotiating prices with suppliers. A number of individuals were made redundant to further realign and streamline the indirect headcount and reduce the Company's cost base. This cost is the restructuring cost incurred in 2004 and resulted in lower indirect headcount costs as a result of which the Company was able to record its first profit. The lower cost base and improved organization structure and shape will enable the business to continue to be profitable in future years. Further restructuring costs are not anticipated at present.

Excluding the restructuring costs, there was an increase in operating expenses of $198,000, or 7.46%. This was due to increases in other personnel costs (recruitment costs) of $140,000, purchase of indirect materials which is linked to the higher sales volumes increased by $67,000 and buildings maintenance costs increased by $40,000 offset by small decreases in spend in a number of other areas.

Rental Income and Economic Development Grant

For the year ended December 31, 2005, the Company's rental income increased by $56,000 to $609,000 compared with $553,000 for the same period of the previous year. Since July 1, 2002, the Company has leased a total of 42,000 square feet of its unused office spaces to two corporate entities. The increase in rental income in fiscal 2005 was all due to renting out additional space.

For the year ended December 31, 2005, the government economic development grant was amortized in the amounts of $677,000 as compared to $682,000 for the year ended December 31, 2004. The grant was made by the Welsh Assembly Government to Axiom under Section 7 of the Industrial Development Act 1982: Regional Selective Assistance Grants to assist with a project to purchase the land, buildings and plant and machinery for contract electronics manufacture at Technology Park, Newbridge, Newport, United Kingdom. The grant is payable in two installments:

 i) When Axiom has defrayed $13.2million on fixed assets for the project and secured 180 jobs, $3.863million payable.

 ii) At least 1 year after the first installment when Axiom has defrayed $14.0 million in total and 180 jobs safeguarded and a further 70 new full time jobs created, $966,000 payable. This has now been revised downwards to 180 jobs safeguarded and a further 35 new full time jobs created, $322,000 payable.

The $3.863 million was paid over in July 2002 as cash into Axiom's bank account following the securing of 180 jobs and defraying the planned capital expenditure. Failure to maintain at least 180 full time jobs will lead to part or all of the grant being repaid. The Welsh Assembly government may require the grant to be repaid under the following circumstances for a period starting with final payment of the grant and ending either 18 months later, or 5 years after the first payment of grant whichever is longer under the following circumstances:

 1. If progress to the job target is not satisfactory (initial 180 jobs and then a further 35 jobs);

 2.  If the number of jobs created/safeguarded is not maintained;

 3. The Company becomes insolvent or makes a voluntary agreement with its creditors or goes into liquidation or takes or suffers any steps preparatory to winding up the Company or the appointment of and Administrator, Liquidator or Receiver or commits or suffers any act equivalent to the foregoing;

 4.  There is a change of ownership or control of the Company;

 5. For a period of more than 6 months, the company ceases to own or stops using for the purposes of the project part or all of the premises or specified assets;

 6. If any information given in the grant application process changes substantially or is shown to be incorrect or misleading or any claim for a grant is based on misleading information;

 7. The Company fails to comply with the terms of the grant letter or Schedules;

 8. The preconditions in the offer letter are not maintained or the guarantee becomes ineffective (preconditions are that Sen Hong Resources acquires the business and assets of Aiwa Wales Manufacturing Limited, the National Assembly for Wales has a first charge over the land and buildings at Technology Park, Newbridge, and the valuation report dated September 11, 2001 is also addressed to the National Assembly for Wales and shows no material adverse changes).

Gain on sale of land

During the 2005, the Company sold the surplus North car park at its premises at Technology Park, Newbridge, Newport, United Kingdom. The gain on the sale of $364,000 represents the excess of the selling price over the adjusted cost of the land.

Interest Income

There was no interest income for either of the years ending December 31, 2005 or December 31, 2004 and reflects the fact that company held only small credit balances on its account.

Interest Expense

Interest expense for the year ended December 31, 2005, was $221,000 as compared to $190,000 for the year ended December 31, 2004 and reflected higher average borrowing levels throughout 2005.

Net Income

As a result of the factors discussed above, the Company reported a net income of $1.474million for the year ended December 31, 2005, as compared to a net income of $363,000 million for the previous year. This resulted in basic and diluted net income per share of $0.08 on weighted average common shares outstanding of 18,564,002 for the year ended December 31, 2005, as compared to net income per share of $0.02 on weighted average common shares outstanding of 18,564,002 for the year ended December 31, 2004.

Comparison of the Fiscal Years Ended December 31, 2004 and 2003
---------------------------------------------------------------

Revenues

Revenues for the year ended December 31, 2004, were $27.82 million representing an increase of $7.40 million, or 36.2%, as compared to $20.42 million for the year ended December 31, 2003. Substantially all of the revenues are derived from the provision of contract manufacturing services to OEM's however $326,000 or 1.6% of revenues in 2003 and $584,000 or 2.1% of revenues in 2004 were derived from a market return, investigation and repair service offered to OEM's to process field failures. The increase in revenue was largely a result of adding two new major customers to the Company's customer base and by generating additional revenues from existing customers. The number of customers increased from 13 at the end of December 2003 to 15 as of December 31, 2004.

Cost of Sales

Cost of sales consists of the material cost of goods sold, direct overhead, direct wages, and direct depreciation expense. For the year ended December 31, 2004, the Company's cost of sales was $25.57 million as compared to $20.95 million for the year ended December 31, 2003 which was an increase of $4.62 million, or 22.1%, on the year ended December 31, 2003. As with revenues, the majority of cost of sales incurred related to the EMS business, however $377,000 (1.8%) in 2003 and $460,000 (1.8%) in 2004 related to the market return and repair service. The Company attributes this increase primarily to the growth of sales revenue during the year ended December 31, 2004; however the Company also achieved improved gross margins during 2004 due to better utilization and efficiency of labor, combined with better product scheduling using its manufacturing resources planning system.

Operating Expenses

Operating expenses consist of selling, general and administrative expenses, plus restructuring costs. These were $2.93million in 2004 as compared to $2.29million in 2003, an increase of $0.64 million, or 28.0%.

A significant proportion of the increase is attributable to the restructuring cost of $275,000 which relates to a reduction in headcount (from 210 in December 2003 to 161 in December 2004). Following its transition from a large scale manufacturing operation for Aiwa to a small/medium sized EMS with a small customer base there was a necessity to significantly downsize the headcount of the company to ensure the successful transition to a competitive EMS. Through 2004 further adjustments were still being made to the organizational structure to refocus the business as a customer facing EMS. The skills required for a business of this type are substantially different to those needed for a multinational OEM. For example, as an OEM there were no sales staff and the procurement roles were largely progress chasing rather than negotiating prices with suppliers. A number of individuals were made redundant to further realign and streamline the indirect headcount and reduce the Company's cost base. This cost is the restructuring cost incurred in 2004 and resulted in lower indirect headcount costs as a result of which the Company was able to record its first profit. The lower cost base and improved organization structure and shape will enable the business to continue to be profitable in future years. Further restructuring costs are not anticipated at present.

Excluding the restructuring costs, the remaining increase in operating expenses was $366,000, or 16.0% which was across selling, general and administrative expenses, but this increase was below the rate at which sales revenues were growing.

Rental Income and Economic Development Grant

For the year ended December 31, 2004, the Company's rental income increased by to $553,000 from $459,000 in the same period of the prior year. Since July 1, 2002, the Company has leased a total of 42,000 square feet of its unused office spaces to two corporate entities. The increase in rental income in fiscal 2004 was primarily due to renting out additional space.

For the year ended December 31, 2004, the government economic development grant was amortized in the amounts of $682,000 as compared to $606,000 for the year ended December 31, 2003. The grant was made by the Welsh Assembly Government to Axiom under Section 7 of the Industrial Development Act 1982: Regional Selective Assistance Grants to assist with a project to purchase the land, buildings and plant and machinery for contract electronics manufacture at Technology Park, Newbridge, Newport, United Kingdom. Please see discussion above on section of results of operations for fiscal 2005 and 2004 for more detailed information.

Interest Income

There was no interest income for the year ended December 31, 2004, as compared to $1,000 for the year ended December 31, 2003, as a result of lower average balances held on the Company's bank accounts.

Interest Expense

Interest expense for the year ended December 31, 2004, was $190,000 as compared to $103,000 for the year ended December 31, 2003 and reflected the higher borrowing levels in 2004.

Net Income/(Loss)

As a result of the factors discussed above, the Company reported a net income of $363,000 for the year ended December 31, 2004, as compared to net loss of $1.852 million for the previous year. This resulted in basic and diluted net income per share of $0.02 on weighted average common shares outstanding of 18,564,002 for the year ended December 31, 2004, as compared to net loss per share of $0.10 on weighted average common shares outstanding of 17,988,660 for the year ended December 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

Since 2002, we have been financed primarily through cash flow generated through operations, the Welsh Assembly Government grant, and to a lesser extent, limited short term financing. Our primary uses of cash are for working capital, capital expenditures and general corporate purposes.

In July 2002, we received a grant in aid of $3,863,000 from Welsh Assembly Government in the UK. The funding was made available to safeguard jobs following the decision by Aiwa Europe Ltd. to end production at Newbridge. The Welsh Assembly Government has been given security in the form of a first lien on the land and buildings at Technology Park, Newbridge and has the right to require repayment of part or all of the grant under certain circumstances. We have treated the grant in aid as deferred income and recognized a monthly amortization, based upon a formula, to reduce expenses.

Our total cash and cash equivalents totaled $1,314,000, $556,000 and $18,000 at September 30, 2006, and December 31, 2005, and 2004, respectively.

Operating activities. During the nine months ended September 30, 2006, we generated $321,000 in cash from operating activities primarily as a result of increased sales. Operating activities in 2005 provided $1,175,000 of cash compared to using $1,031,000 of cash in 2004. The increase in 2005 was primarily due to an increase in operating income, and cash used in 2004 was largely because of a lower level of sales.

Investing activities. Cash used by investing activities totaled $391,000 for the nine months ended September 30, 2006. Investing activities in 2005 provided $220,000 of net cash compared to the cash used $300,000 in 2004. Our investing activities primarily consist of capital expenditures related to purchases of property and equipment. We received $844,000 and $51,000 of cash from proceeds from sale of property and equipment in 2005 and 2004, respectively.

Financing activities. During the nine months ended September 30, 2006, cash provided by financing activities was $741,000 consisting of proceeds from economic development grant of $374,000, and proceeds from notes payable of $540,000, and offset by payments on outstanding notes payable of $173,000. Financing activities in 2005 used $323,000 of cash compared to cash provided of $1,205,000 in 2004. During 2005, $323,000 of cash was repayment of long-term debt, and during 2004, we received $1,205,000 of proceeds of long term debt.

Some of our short-term liquidity needs were met by invoice discounting, finance lease arrangements, inter-company and bank loans. Our banking facilities comprise an invoice discounting facility with a maximum advance limit of $3,487,500 subject to the level of qualifying sales invoiced and a bank overdraft of $161,400. Interest rates are calculated with reference to bank base rates. At September 30, 2006, interest on invoice discounting facility was charged at 1.65% above Base and interest on the bank overdraft at 2% above Base. Our accounts receivable is collateral for this arrangement.

The following summarizes our debt and other contractual obligations at September 30, 2006:

     Description              Amount                             Term
------------------------ ----------------  ---------------------------------------------------------
Invoice discounting       $   2,746,400    Ongoing until facility terminated
Bank loan                 $      22,400    5 year term commencing Jun 2002
Overdraft                 $     161,400
Inter-company Loan        $     346,600
Finance lease agreements  $     260,100    Mix of 5 & 10 yr term commencing August 2002 & April 2005
-----------------------------------------------------------------------------------------------------
       Total              $   3,536,900

In the fourth quarter of 2006, an additional loan of $328,500 was taken out with HSBC Asset Finance to fund the purchase of capital equipment to increase our service offering. The loan is repayable in monthly installments of $5,500 over a 5 years term.

As of the date of this prospectus, we are in compliance with all covenants under our existing credit facilities.

For the next two or three years, we will need spend more capital on the acquisition of further plant, machinery and computer equipment which will enable us to remain competitive in our product offering, and ensure compliance with new European Commission directives as well as responding to changes in technology - smaller components, larger printed circuit boards.

In the event that adequate funding is not available from existing credit facilities, we would consider leasing or work with existing lenders to identify additional sources of financing. We have no current plans to make significant capital expenditures. At present we do not have any arrangements for financing except those mentioned above. While there can be no assurance that we will have sufficient funds over the next twelve months, we believe that funds generated from operations plus borrowings under our invoice discounting facility will be adequate to meet our anticipated operating expenses, capital expenditure and debt obligations for at least the next twelve months. Nevertheless, our continuing operating and investing activities may require us to obtain additional sources of financing. There can be no assurance that any necessary additional financing will be available to us on commercially reasonable terms, if at all.

Off-Balance Sheet Arrangements
------------------------------

We do not have any off-balance sheet arrangements.


                          CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and judgments that affect our reported assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. The Company bases its estimates and judgments on historical experience and on various other assumptions the Company believes to be reasonable under the circumstances. Future events, however, may differ markedly from the Company's current expectations and assumptions. While there are a number of significant accounting policies affecting our consolidated financial statements, the Company believes revenue recognition and accounts receivable and allowance for doubtful accounts are two critical accounting policies that involve the most complex, difficult and subjective estimates and judgments.

Revenue recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition." SAB 104 requires that revenue generally can be recognized when all of the following four criteria are met: (1) Persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the selling price is fixed or determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts.

Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related sales are recorded. The Company defers any revenue for which the product has not been delivered or is subject to refund until such time when the Company and its customers jointly determine that the product has been delivered or no refund will be required.

Accounts Receivables and Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The allowance is calculated based upon the evaluation and the level of past due accounts and the relationship with, and the economic status of, the Company's customers. The Company analyzes historical bad debts, customer credit worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

The Company's customer base consists of 15 long term customers and relationships with Customer staff are maintained across the Company's business including the finance department. Most of the revenue growth comes from customers for whom the Company has provided an EMS service for some time and who have a strong financial status. Accounts receivable issues are identified and resolved with the customer prior to the date at which the invoice falls due for payment and issues escalated and resolved through the sales force if necessary. Equally late payments are followed up promptly to ensure the earliest identification of problems and that further product is not shipped to compound the problem. Thus the accounts receivable ledger reflects receivables which are current or one month past due and therefore the need for an allowance for doubtful debts is small. To date the company has only incurred one bad debt to the value of $35,000.

Inventories and Reserves

Inventories are valued at the lower of cost and net realizable value after making due allowance for obsolete and slow moving items. Work in progress is valued based on materials at cost, labour time and a proportion of overhead costs. On an annual basis the Company takes a physical inventory verifying the materials on hand and comparing its perpetual records to physical counts.

Newly Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payments. SFAS No. 123(R) revised FASB Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) focuses primarily on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires non-public companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123(R) is effective as of the first fiscal year beginning after December 15, 2005. Accordingly, we adopted SFAS No. 123(R) in the first quarter of fiscal 2006. However, the amount of future stock based compensation expense pursuant to SFAS No. 123(R) will be largely dependent upon the amount and timing of stock awards issued in future periods.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively, with all prior period financial statements presented on the basis of the new accounting principle unless it is impracticable to do so. SFAS No. 154 also provides that a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate effected by a change in accounting principle and that correction of errors in previously issued financial statement should be termed a "restatement." SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 may impact our future results of operations, financial position or cash flows depending on changes or corrections made in future periods.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Incomes Taxes-An interpretation of FASB Statement No. 109, or FIN 48, which clarifies the accounting and disclosure requirements for uncertainty in tax positions, as defined. Under FIN 48, a tax position must be at least more-likely -than-not to be sustained, based solely on its technical merits, upon examination by the relevant taxing authority before a benefit is recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. We are currently evaluating the provisions of FIN 48, which is effective for fiscal years beginning after December 15, 2006.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157, which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective for the Company on January 1, 2008. We are currently evaluating the impact of adopting SFAS 157 on our financial position, cash flows, and results of operations.

In September 2006, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108. SAB 108 provides interpretive guidance on the SEC's views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 will be effective for us for the fiscal year ended December 31, 2006. We are currently evaluating the impact of applying SAB 108 but do not believe that the application of SAB 108 will have a material effect on our financial position, cash flows, and results of operations.

         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


Interest Rate Risk
------------------

As of September 30, 2006, the Company was exposed to changes in interest rates relating to its factoring facility and other debt obligations. The factoring facility bears interest at a variable rate of 1.65% above the Bank of England base rate. The Company's outstanding borrowings on the factoring facility, including bank overdrafts and a bank loan, were approximately $2.50 million as of December 31, 2005. The remainder of the Company's interest-bearing debt obligations, including finance lease obligations, is denominated in British pounds and bears interest at a fixed rate. As of December 31, 2005, the face amounts of the outstanding borrowings on these fixed rate debt obligations were approximately $378,000. If interest rates were to change by a full percentage point, the net impact on interest expense would be approximately $25,000 per year.

Foreign Currency Risk
---------------------

The Company faces foreign currency risks primarily as a result that the functional currency of the Company's operations in the UK is the British Pound Sterling. Results of operations and cash flows are translated at average exchange rates during the period while specific investing and financing activities are translated at rates in effect at the time of the cash inflow or outflow. Assets and liabilities are translated at end-of-period exchange rates. Translation adjustments are shown as a separate component of stockholders' equity. Foreign currency transaction gains or loss are included in the determination of net income. For the year ended December 31, 2005, the Company recorded a foreign currency translation loss of approximately $1.66 million, and for the years ended December 31, 2004 and 2003, the Company recorded a foreign currency translation gain of approximately $1.37 million and $1.03 million, respectively.

The Company has not entered into any foreign currency derivative financial instruments; however, it may choose to do so in the future in an effort to manage or hedge its foreign currency risk.



                        DESCRIPTION OF PROPERTY


The Company's principal operating offices, engineering and manufacturing facilities are situated on approximately 18.77 acres of land located in Technology Park, Newbridge in South Wales, the United Kingdom. The Company owns the above-mentioned property. The gross internal area is approximately 307,000 square feet. The Company believes that its property is suitable and adequate for its present and proposed needs. The Welsh Assembly holds a legal charge over land and buildings.

The Company's subsidiary has subleased certain of its spaces on annual basis for $966,000 per year. The original lease term was from July 1, 2002 through June 30, 2004. The lessee has opted to extend the lease to June 30, 2008.

The Company leases approximately 1,000 square feet of office space at 80 Wall Street, Suite 818, New York, NY 10005 at a monthly rental of $2,576. The lease expires in October 2008.

              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


Transactions with management and others
---------------------------------------

There are no transactions with management and others as required to be disclosed under Item 404(a) of Regulation S-K.

Certain business relationships
------------------------------

None

Indebtedness of management
--------------------------

None

Transactions with Promoters
---------------------------

On March 8, 2002, in connection with our organization, we issued 5,000,000 shares of our common stock to Waywood Investment Ltd., the promoter of the Company, for services valued at $500.



           MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


Market Information
------------------

There is no public trading market for our common stock.

Holders
-------

As of January 10, 2007, there were 357 holders of record for our common shares. We have only one class of stock outstanding.

Stock Options, Warrants and Convertible Securities
--------------------------------------------------

We have not granted any stock options or warrants to purchase shares of our common stock, and we have not issued and do not have any securities outstanding that may be converted into our common shares or have any rights convertible or exchangeable into shares of our common stock.

Dividends
---------

We have not paid any dividends since our incorporation and we do not have current plan to pay dividends in the foreseeable future.

There are no restrictions in our article of incorporation or bylaws that prevent us from declaring dividends. The Delaware Revised Status, however, do prohibit us from declaring dividends, after giving effect to the distribution of the dividend: (i) we would not be able to pay our debts as they become due in the usual course of business; or (ii) our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

Securities Authorized for Issuance under Equity Compensation Plans
------------------------------------------------------------------

We do not have any compensation plan under which equity securities are authorized for issuance.

Future Sales by Existing Shareholders
-------------------------------------

As of January 10, 2007, there were 18,564,002 shares of common stock issued and outstanding. All these shares are "restricted securities," including the 5,213,000 shares that can be resold pursuant to the registration statement of which this Prospectus is a part. If not sold pursuant to a registration statement, restricted shares will be eligible for sale in the public market, subject to certain volume limitations and the expiration of applicable holding periods under Rule 144. Non-affiliates currently hold 213,000 shares of our common stock.

Of 18,564,000 shares outstanding, 750,000 shares were held by Waywood Investment Ltd. and 4,250,000 shares were held by Great Admirer Ltd. Those shares are not available for resale under Rule 144. The Securities and Exchange Commission ("SEC") is of the opinion that Rule 144 is not available for resale transactions for securities issued by a blank check company, and, consequently, the resale of such securities cannot occur without registration under the Securities Act. Furthermore, promoters and affiliates of a blank check company and their transferees would be considered "underwriters" under the Securities Act when reselling the securities of a blank check company. The SEC also states that these securities can only be resold through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of Rule 144.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated for purposes of Rule 144) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner or affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed (i) 1% of the number of shares of common stock then outstanding, or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate within the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell such shares without complying with the manner of sale, public information, volume limitations or notice provisions of Rule 144.

Transfer Agent
--------------

Our transfer agent is Integrity Stock Transfer, 2920 N Green Valley Parkway, Building 5, Suite 527, Henderson, NV 89014.

                          EXECUTIVE COMPENSATION


None of the Company's executive officers receive salary or other kind of compensation from the Company, except Shaun Ashmead, Managing Director of the Company's subsidiary Axiom Manufacturing Services Ltd., who received approximately $145,602 in salary and approximately $13,832 in pension in 2005, approximately $122,792 in salary and $4,789 in pension on 2004 and approximately $97,603 in salary and approximately $8,704 in pension in 2003. Mr. Ashmead was appointed Axiom's managing director in March 2004. In accordance with Item 402(a)(5) of Regulation S-K, the Company has omitted certain columns from the table required by Item 402(b).

The Company has no profit sharing, stock option or other similar programs for the benefit of the Company's executive officers and directors.

Option/SAR Grants
-----------------

The Company does not have a stock option plan. No stock options have been granted or exercised by any of the officers or directors since the Company was founded.

Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Values
---------------------------------------------------------------------

No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or any director since the Company's inception; accordingly, no stock options have been granted or exercised by any of the officers or directors.

Long-Tem Incentive Plans and Awards
-----------------------------------

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by any of the officers or directors or employees or consultants since we were founded.

Compensation of Directors
-------------------------

The members of our Board of Directors are not compensated for their service as members of the Board of Directors, but may be reimbursed for reasonable expenses incurred in connection with attendance of meetings of the board of directors. There are no arrangements pursuant to which directors are or will be compensated in the future for any services provided as a director.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements
-------------------------------------------------------------------------------

There are no employment agreements between the Company and its executive officers. There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to a named executive officer, if such plan or arrangement would result from the resignation, retirement or any other termination of such executive officer's employment with us or form a change in control or a change in the named executive officer's responsibilities following a change in control.



        CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        AND FINANCIAL DISCLOSURE


None



                           ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with those regulations, we file periodic reports, and other information with the Securities and Exchange Commission. Our reports and other information can be inspected and copied at the public reference facilities maintained by the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operations at the Public Reference Room by calling the SEC at (800) SEC-0330. Information also is available electronically on the Internet at http://www.sec.gov.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon oral or written request of such person, a copy of any or all documents which are incorporated by reference in this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written requests for such documents should be directed to Oxford Technologies, Inc., 80 Wall Street, Suite 818, New York, NY 10005. Telephone requests may be directed to us at (212) 809-1200.

We intend to furnish our shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each year.

                                FINANCIAL STATEMENTS


                               OXFORD TECHNOLOGIES, INC.

                          CONSOLIDATED FINANCIAL STATEMENTS





Audited Financial Statements for the Years Ended December 31, 2005 and 2004
---------------------------------------------------------------------------

Independent Auditors' Report......................................          F-1

Consolidated Balance Sheet as of December 31, 2005 and 2004.......          F-2
Consolidated Statement of Operations for the Years Ended
  December 31, 2005, 2004 and 2003................................          F-3
Consolidated Statement of Changes in Stockholders' Equity for
  the Years Ended December 31, 2005, 2004 and 2003................          F-4
Consolidated Statement of Cash Flows for the Years Ended
  December 31, 2005, 2004 and 2003................................          F-5
Notes to Financial Statements.....................................          F-6


Unaudited Financial Statements for the Nine Months Ended September 30,
---------------------------------------------------------------------
2006 and 2005
-------------

Consolidated Balance Sheet as of September 30, 2006................        F-13
Consolidated Statement of Operations for the
  Nine Months ended September 30, 2006 and 2005....................        F-14
Consolidated Statement of Cash Flows for the
  Nine Months ended September 30, 2006 and 2005....................        F-15
Notes to Financial Statements......................................        F-16

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders of Oxford Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Oxford Technologies, Inc. and its subsidiary at December 31, 2005 and 2004 and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Oxford Technologies, Inc. and subsidiary as of December 31, 2005, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.


Demetrius & Company, LLC

/s/ Demetrius & Company, LLC
----------------------------
DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
April 21, 2006





                             OXFORD TECHNOLOGIES, INC.
                            CONSOLIDATED BALANCE SHEETS


                                                                      Dec. 31          Dec. 31
                                                                        2005             2004
                                                                   ---------------  ---------------
                                                                     US $'000         US $'000
                                  Assets
Current assets:
Cash and cash equivalents..............................              $       556     $        18
Accounts receivable, net of allowance for doubtful
 accounts of $ nil as of Dec. 31, 2005 and Dec. 31, 2004,
 respectively..........................................                    5,586           6,558
Inventory..............................................                    5,987           5,244
Deferred income taxes..................................                      201               -
Other current assets...................................                      416             360
                                                                    ------------    ------------
   Total Current Assets................................                   12,746          12,180

Property and equipment, net of accumulated depreciation
  of $24,498 and $26,999 as of Dec. 31, 2005 and
  and 2004, respectively...............................                   14,004          16,248

Other long term assets
Deferred taxation......................................                      134               -
                                                                   -------------   -------------
                                                                    $     26,884    $     28,428
                                                                   =============   =============

                     LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:
Accounts payable.......................................             $      5,764    $      6,273
Notes payable, current portion.........................                    2,642           3,171
Taxes payable..........................................                      668             402
Accrued expenses and other payables....................                      504             363
Deferred income, current portion.......................                      639             713
                                                                    -------------  -------------
   Total Current Liabilities...........................                   10,217          10,922

Long-term Liabilities:
Deferred income, non-current portion....................                   1,248           2,104
Capital leases, non current portion.....................                     215               -
Notes payable, non-current portion......................                     312             321
                                                                    -------------  --------------
   Total Long-term Liabilities..........................                   1,775           2,425

Stockholders' Equity:
Preferred stock, 20,000,000 shares authorized, none issued                     -               -
Common stock, 80,000,000 shares authorized, 18,564,002 shares
 issued and outstanding.................................                       2               2
Additional paid in capital..............................                  32,927          32,927
Accumulated Other Comprehensive Income..................                   1,134           2,797
Accumulated Deficit.....................................                (19,171)        (20,645)
                                                                   -------------   -------------
   Total Shareholders' Equity...........................                  14,892          15,081
                                                                   -------------   -------------
                                                                   $      26,884   $      28,428
                                                                   ==============  =============



                 The accompanying notes are an integral part of the statements.



                                             F-1





                                  OXFORD TECHNOLOGIES, INC.
                              CONSOLIDATED STATEMENT OF INCOME



                                              	                     Years Ended December 31,
                                               	         ------------------------------------------------
                                                               2005             2004              2003
                                                         ----------------  ---------------  -------------
(Dollars in thousands except per share data)                 US$'000           US$'000         US$'000

Net Sales........................................        $       30,684     $      27,818   $     20,421
Cost of Sales....................................                27,788            25,572         20,949
                                                         ---------------    --------------  -------------
Gross Profit.....................................                 2,896             2,246          (528)

Operating Expenses
 Restructuring cost..............................                     -               275              -
 Selling, general and administrative.............                 3,186             2,653          2,287
                                                         ---------------    -------------   -------------
     Operating Income/(Loss).....................                 (290)             (682)        (2,815)

Other Income and Expenses
 Rental income...................................                   609               553            459
 Economic development grant......................                   677               682            606
 Gain on sale of land............................                   364                 -              -
 Interest income.................................                     -                 -              1
 Interest expense................................                 (221)             (190)          (103)
                                                         ---------------    -------------   -------------
Income (loss) before income tax benefit..........                 1,139               363        (1,852)
                                                         ---------------    -------------   -------------

Income tax benefit...............................                   335                 -              -
                                                         ---------------    -------------   -------------

Net income (loss)................................         $       1,474      $        363   $     (1,852)
                                                         ===============    =============   =============

Basic and diluted income per share...............         $        0.08      $       0.02   $      (0.10)
                                                         ===============    =============   =============

Weighted average common shares outstanding.......            18,564,002        18,564,002      17,988,660
                                                         ===============    ==============  =============



                      The accompanying notes are an integral part of the statements.



                                                      F-2





                                           OXFORD TECHNOLOGIES, INC.
                                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                              Common Stock
			                           Par value $.0001		                      Accumulated Other Comprehensive
                                      --------------------------     Additional    Accumulated    Comprehensive	 Income/
                                           Shares        Amount   Paid in Capital    Deficit          (Loss) 	 (Loss)
                                      --------------   --------- ---------------- -------------- --------------  -------------
Balance, Dec. 31, 2002                  13,564,002     $       1   $      32,973   $   (19,156)   $       390      $      (20)
Common stock issued in acquisition	     5,000,000             1               -              -             -                -
Stock issuance costs                             -             -            (46)              -             -                -
Comprehensive Income                             -             -               -              -             -                -
Net income                                       -             -               -        (1,852)             -           (1852)
Foreign currency translation adjustment          -             -               -              -          1374             1374
                                                                                                                    -----------
   Total comprehensive loss                                                                                         $     (498)
                                                                                                                    ===========
	                               -------------   -----------  -------------  -------------  -------------
Balance, Dec. 31, 2003                 18,564,002    $         2   $    32,927   $    (21,008)   $      1,764
                                     =============   ===========  =============  =============  =============

Comprehensive Income                           -               -             -              -               -                -
Net income                                     -               -             -            363               -        $      363
Foreign currency translation adjustment        -               -             -              -           1,033             1,033
                                                                                                                    ------------
  Total comprehensive profit                                                                          		   $    1,396
                                                                                                                   ============
	                              -------------  ------------- --------------  -------------  -------------
Balance, Dec. 31, 2004                18,564,002     $        2    $     32,927   $   (20,645)   $     2,797
                                    =============  ============  =============== =============  =============

Comprehensive Income                           -              -               -             -              -                  -
Net income                                     -              -               -         1,474              -         $    1,474
Foreign currency translation adjustment        -              -               -             -         (1,663)             (1663)
                                                                                                                    ------------
   Total comprehensive loss                                                                          			   $     (189)
                                                                                                                    ============
	                             --------------  ------------  --------------  ------------  -------------
Balance, Dec. 31, 2005                18,564,002     $       2     $     32,927   $  (19,171)    $     1,134
                                   =============  =============  ==============  ============  =============



                           The accompanying notes are an integral part of the statements



                                                          F-3




                                OXFORD TECHNOLOGIES, INC.
                            CONSOLIDATED STATEMENT OF CASH FLOWS



                                                                  Years Ended December 31,
                                                           ---------------------------------------------
                                                                2005            2004            2003
                                                           ---------------  -------------  -------------
                                                               US$'000        US$'000         US$'000
Cash Flows from Operating Activities:
Net Income (loss)...................................        $     1,474    $        363   $    (1,852)
Adjustments to reconcile net income to net cash
provided by operating activities:
   Depreciation and amortization....................                895             671          1,300
   Deferred taxation................................              (134)               -              -
   Amortization of grant received...................              (639)           (682)          (606)

Changes in operating assets and liabilities:
  Accounts receivable...............................                972           (705)         (2,135)
  Inventory.........................................              (743)              32         (1,344)
  Other assets......................................              (257)               2              10
  Accounts payable..................................              (509)            (81)           2,866
  Taxes payable.....................................                266           (337)             403
  Accrued expenses and other payables...............                141           (387)             523
  Deferred income...................................              (291)              93           (263)
                                                           ------------   -------------  --------------
      Cash provided by (used in) operating activities             1,175         (1,031)         (1,098)

Cash Flows from Investing Activities:
Purchase of property and equipment..................              (624)           (351)           (244)
Proceeds from sale of property and equipment........                844              51               -
                                                           ------------   -------------  --------------
      Cash provided by (used in) investing activities               220           (300)           (244)

Cash Flows from Financing Activities:
Costs of issuance of stock...........................                 -               -            (46)
Proceeds (Payment) of long term debt.................             (323)           1,205           1,514
                                                           -------------  --------------  --------------
      Cash provided by (used in) financing activities             (323)           1,205           1,468

Effect of exchange rate changes on cash and cash equivalents      (535)           (157)             128
                                                           ------------   --------------  --------------

Increase/ (Decrease) in cash and cash equivalents....               538           (283)             254

Cash and Cash Equivalents, Beginning.................       $        18   $         301   $          47
                                                            ============ ===============  ==============

Cash and Cash Equivalents, Ending....................       $       556   $          18    $        301
                                                            ============ ===============  ==============



Supplemental disclosure of cash flow information:
Cash paid for interest................................      $       221    $        190    $         98
                                                            ===========  ===============  =============



                  The accompanying notes are an integral part of the statements.



                                                        F-4





                                 OXFORD TECHNOLOGIES, INC.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2005 and 2004


NATURE OF OPERATIONS
--------------------

Oxford Technologies Inc. ("the Company") and its subsidiary, Axiom Manufacturing Services Limited ("Axiom") provide electronic manufacturing services (EMS) to third parties in the markets of computers and related products, industrial control equipment, testing and instrumentation products and medical devices. Axiom offers its customers comprehensive and integrated design and manufacturing services, from initial product design to volume production, direct order fulfillment and aftermarket support. The Company's customer base is primarily in the United Kingdom.

The Company was incorporated in the State of Delaware on March 8, 2002. On February 12, 2003, the Company acquired Axiom by issuing 13,564,002 shares of its common stock in exchange for all issued and outstanding capital shares of Axiom that were owned by Great Admirer Limited ("Great Admirer"), a Hong Kong corporation. The Company, as the legal acquirer, was the registrant on that date and remains the registrant with the Securities and Exchange Commission. The merger was accounted for as a reverse acquisition under accounting principles generally accepted in the United States of America. As a result of the acquisition, Axiom became the Company's wholly owned subsidiary and Great Admirer became the controlling shareholder of the Company. The continuing operations of the Company will reflect the consolidated operations of Oxford and its wholly owned subsidiary, Axiom.

At the time Great Admirer acquired Axiom in April 2002, Great Admirer was a non-operating shell company and incurred minimal costs to acquire Axiom. Therefore, no costs incurred by Great Admirer were recorded in the accounts of Axiom.

Axiom's principal offices and manufacturing facilities are located at Technology Park, Newbridge, South Wales, United Kingdom. Axiom is the owner of the above-mentioned facility.

Axiom was incorporated in South Wales, United Kingdom on September 3, 1980, under the name of Aiwa (UK) Ltd. Axiom's name was changed to Axiom Manufacturing Services Limited on April 10, 2002.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation - The consolidated financial statements include the transactions of the Company and its subsidiary. All inter-company accounts and transactions have been eliminated in consolidation.

Net Income/(Loss) Per Common Share
----------------------------------

Basic net income/(loss) per share of common stock is calculated by dividing the net income/(loss) by the weighted average number of shares of common stock outstanding during the period.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation
----------------------------

The functional currency of the Company's operations in the UK is the British Pound Sterling. Results of operations and cash flows are translated at average exchange rates during the period while specific investing and financing activities are translated at rates in effect at the time of the cash inflow or outflow. Assets and liabilities are translated at end-of-period exchange rates. Translation adjustments are shown as a separate component of stockholders' equity. Foreign currency transaction gains or loss are included in the determination of net income.

Revenue Recognition
-------------------

Sales revenues are generally recognized when the products are shipped to the customers or services are rendered, net of discounts, returns and allowance. In excess of 99% of both revenues generated and the cost of sale incurred relate to the EMS service offering (manufacturing of OEM customer products) with the remaining percentage of revenue and cost of sale relating to the provision of a market return and repair service.

Warranty
--------

All products manufactured are warranted to be of satisfactory quality, comply with specification and free from defects in components (subject to the Company being able to prove they comply with specification) and workmanship. In the event that product fails to comply with this warranty, within 5 days of receipt the customer can return the product for replacement or beyond this period return the product for repair. For items repaired, the cost of the repair is expensed at the time it is incurred. This value is not material.

Cash Equivalents
----------------

The Company considers highly liquid instruments with original maturity of three months or less to be cash equivalents.

Trade Receivables
-----------------

Trade receivables are stated at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts. The allowance is calculated based upon the level of past due accounts and the relationship with and financial status of our customers.

Inventories
-----------

Inventories are stated at the lower of cost or market value. Cost has been determined using the first-in, first-out method. Inventory quantities on-hand are regularly reviewed, and where necessary, reserves for excess and unusable inventories are recorded. Inventory consists of raw materials (components), work in progress and finished goods and is valued as follows: raw materials are valued at the standard cost of the material; both work in progress and finished goods are valued at the standard cost of the material used to manufacture these products plus an allowance for labor and overhead utilized to get these products to their current stage of completion.

Property, plant and Equipment
-----------------------------

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over estimated useful lives of various assets classes as follows:

      Buildings & building improvements      20 to 45 years
      Machinery & equipment                   5 to 10 years
      Fixtures & fittings                      3 to 8 years

Upon retirement or sale, the costs of the asset disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of income. Repairs and maintenance costs are expensed as incurred. Annually, the Company routinely reviews its property and equipment for impairment, and accordingly, will write-down those assets to their estimated fair value.

Income Taxes
------------

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Fair Value of Financial Instruments
-----------------------------------

The carrying amounts of the Company's financial instruments, which include cash, accounts receivable, accounts payable, and accrued expenses are representative of their fair values due to the short term maturity of these instruments.

Concentration of Credit Risk
----------------------------

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of accounts receivable.

Advertising Costs
-----------------

The Company expenses advertising costs when incurred.

Comprehensive Income
--------------------

The Company's comprehensive income for the year ended December 31, 2005, 2004 and 2003 includes foreign exchange translation gains.

Funding Arrangements
--------------------

The Company has a full factoring facility provided by its bankers under which the bank advances up to 80% of the value of qualifying invoices on presentation. This is repaid when the customer settles the invoice with the remaining 20% released to the Company less bank charges at this time. The bank is responsible for collecting the debt and is supported in this by staff within the Company. Security for advances under this facility is provided by a charge over the accounts receivable of the Company, a chattels mortgage over fixed assets and a second charge on the building at Technology Park, Newbridge, South Wales. The amount borrowed under this facility is shown in Other Receivables on the balance sheet. Management believes that this treatment complies with guidance provided in SFAS 140.

Critical Accounting Policies
----------------------------

The Company considers revenue recognition and the valuation of accounts receivable, allowance for doubtful accounts, and inventory and reserves as its significant accounting policies. Some of these policies require management to make estimates and assumptions that may affect the reported amounts in the Company's financial statement.

Restructuring
-------------

To downsize and streamline operations and rationalize manufacturing facilities, the Company has periodically recorded restructuring costs.

Recent Accounting Pronouncements
--------------------------------

In November 2004, the FASB issued Statement No.151, Inventory Costs - an amendment of ARB No. 43, Chapter 4 (FAS 151), which is effective beginning January 1, 2006. FAS 151 requires that abnormal amounts of idle facility expenses, freight, handling costs and wasted material be recognized as current period charges. The Statement also requires that allocation of fixed production overhead be based on the normal capacity of the production facilities. The effect of this Statement on the Company's financial position or result of operation has not yet been determined.

In December 2004, the FASB issued Statement No.123R, Share-Based Payment
(FAS 123R), which is effective beginning July 1, 2005. FAS 123R requires all share-based payments to employees to be expensed over the requisite service period based on the grant date fair value of the awards. The Statement allows for either prospective or retrospective adoption and requires that the unvested portion of all outstanding awards upon adoption be recognized using the same fair value and attribution methodologies previously determined under Statement No. 123, Accounting for Stock-Based Compensation. The effect of this Statement on the Company's financial position or results of operations has not yet been determined.

2.  PROPERTY AND EQUIPMENT

Property, plant and equipment at December 31, 2005 and 2004 consisted of the following:

                                   	         2005             2004
                                   	    --------------    -------------
                                            US'000            US'000

Building & building improvements         $    15,818       $    18,017
Machinery & equipment                         16,472            18,330
Fixtures and fittings                          6,212             6,900
                               	   --------------      ------------
                                  	          38,502            43,247
Less: accumulated depreciation    	        (24,498)          (26,999)
                                	  ---------------      ------------
                Total                    $    14,004       $    16,248
                               	  ===============      ============

Depreciation and amortization expenses amounted to $895,000, $671,000 and $1,300,000 for the years ended December 31, 2005, 2004 and 2003 respectively.

3.  INVENTORIES

Inventories at December 31, 2005 and 2004 consisted of the following:

                                           2005            2004
                                      -------------    -------------
                                          US'000           US'000

        Raw Materials                $     3,842       $     3,831
        Work in progress                   1,924             1,364
        Finished Goods                       221                49
				             ------------       -----------
                 TOTAL               $     5,987        $    5,244
				             ------------       -----------
4.  LOAN PAYABLE

The following is a breakdown of loans payable as of December 31, 2005 and 2004:

December 31, 2005:

                                       Current portion     Non-current
                                     ------------------- -------------
                                            US'000           US'000

Invoice discounting                    $      2,292        $        -
Bank overdraft                                  125                 -
Bank loan                                        62                15
Inter-company loan                                -               297
Finance lease agreement                         163               215
                                      --------------      ------------
                     Total              $     2,642        $      527
                                      ==============      ============

December 31, 2004:
                                      Current portion      Non-current
                                      ---------------     ------------
                                           US'000            US'000

Invoice discounting                      $   2,770          $       -
Bank overdraft                                 188                  -
Bank loan                                       69                 86
Inter-company loan                               -                 93
Finance lease agreement                        144 	            142
                                      --------------     -------------
                     Total               $   3,171          $     321
                                      =============      =============


The following is a schedule of future payments required under bank loan and finance leases:

              2006                       $    2,642
              2007                              120
              2008                               52
              2009			             43
              2010                               15
      Thereafter                                297
                                         -----------
                                          $   3,169
                                         ==========

The invoice discounting facility is provided through the invoice finance arm of HSBC Bank where funds are advanced to the company based on the presentation of qualifying invoices up to a maximum level of $3.953 million. There is no maturity date to this facility but it is reviewed annually. The invoice discounting facility is secured by the accounts receivable plus a chattels mortgage on specified fixed assets and a second charge on the property at Technology Park, Newbridge, Newport, United Kingdom. Interest on borrowings under this facility is charged at a rate of 1.8% above the Bank of England base rate.

The overdraft facility of $171,880 is reviewed and renewed annually and is secured against the property at Technology Park, Newbridge, Newport, interest is charged at a rate of 2% above the Bank of England base rate.

The inter-company loans are provided by the ultimate parent company and associate companies of Oxford Technologies and no repayments have been made or planned and the loans have no maturity date.

The bank loans were provided by HSBC to assist in the purchase of Surface Mount Technology (SMT) to enable the Company to compete in the EMS market place. The loan was taken in June 2002 for a five year period expiring in May 2007. Quarterly payments including principal and interest of 17.3% per annum total $16,228. The loan is secured against the SMT equipment acquired.

The Company is leasing a Multifunctional Placement Machine from HSBC Asset Finance. The lease term is five years with an expiration date of August 2007. At the end of the lease the equipment will be owned by the Company. Quarterly payments including principal and interest at 17.4% are $8,267.

The Company is leasing Wayne Kerr test platforms from HSBC Asset Finance. The lease term is five years with an expiration date of June 2007. At the end of the lease the equipment will be owned by the Company. Quarterly payments including principal and interest at 18.4% are $16,229.

The Company is leasing a BTU oven from Saleslease Purchase Limited, a subsidiary of the Bank of Scotland. The lease term is one year with an expiration date of April 2006. At the end of the lease the equipment will be owned by the Company. Monthly payments including principal and interest at 9.7% are $3,052.

The Company is leasing AOI equipment from HSBC Asset Finance. The lease term is five years with an expiration date of April 2010. At the end of the lease the equipment will be owned by the Company. Quarterly payments including principal and interest at 3.97% are $2,645.

The Company is leasing a PVA Coating Machine from HSBC Asset Finance. The lease term is five years with an expiration date of July 2010. At the end of the lease the equipment will be owned by the Company. Quarterly payments including principal and interest at 3.97% are $1,276.

These assets are being depreciated over their estimated useful economic lives and are included in the depreciation expenses for the years ending December 31, 2004 and 2005.

5.  DEFERRED INCOME

In July 2002, the Company received a grant aid of $3.863 million from the Welsh Assembly Government. This funding was made available to safeguard jobs following the decision by Aiwa Europe Limited to end original equipment production at Newbridge in South Wales. The Welsh Assembly Government has been given security in the form of a first lien on the land and buildings at Technology Park, Newbridge and has the right to require repayment of part or all of the grant under certain circumstances. The Company has treated the grant in aid as deferred income and recognized a monthly amortization, based upon a formula to credit other income as follows:

                    Amortization       Allocation           Monthly
   Category            Months            Amount          Amortization
----------------  --------------   ----------------   ----------------
                                        US$'000             US$'000

Staff                    60          $     2,823        $         47
Building                432          $     1,014        $          2
Plant & Machinery        84          $        26        $          1
                                   ---------------    ----------------
          Total                      $     3,863        $         50
                                   ===============    ================

6. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The main expense categories within this category and the values expensed in 2005 and 2004 are shown below:

                                  2005            2004             2003
                             --------------   --------------  -------------
Facilities & Maintenance      $   940,000     $    900,000     $   842,000
Other personnel costs         $   870,000     $    730,000     $   570,000
Bank charges                  $   305,000     $    359,000     $   389,000
Advertising & promotion       $   218,000     $    195,000     $   181,000
Indirect Materials            $   187,000     $    120,000     $    93,000
Travel                        $    73,000     $     96,000     $    74,000
Other                         $   258,000     $    253,000     $   138,000
                            --------------    -------------   -------------
        TOTAL                 $ 2,851,000     $  2,653,000     $ 2,287,000
			          ==============    =============   ============

7. ADVERTISING EXPENSES

Advertising expenses for the years 2005, 2004 and 2003 were $33,240 and $191,199 and $80,767 respectively.

8.  RENTAL INCOME

The Company's subsidiary has subleased certain of its spaces on annual basis for $630,000 per year. The original lease term was from July 1, 2002 through June 30, 2004. The lessee has opted to extend the lease to June 30, 2007.

9.  INCOME TAX

The Company's subsidiary, Axiom has UK carry forward losses amounting to US$25,163,000 and US$31,317,000 in 2005 and 2004 respectively. The components of the deferred tax asset and the related tax benefit, based upon UK corporate tax rates of 30%, are as follows:

Deferred tax asset:            	         2005             2004
                                       ---------------     ------------
                                            US$'000           US$'000

Net operating loss carry forward       $     25,163         $   31,317
                                  	   ==============       ===========

Deferred tax assets (30%)                    7,548               9,395
Valuation allowance                        (7,213)             (9,395)
                                       -------------        -----------
Net deferred tax assets                $       335           $       0
                                	   =============         ==========


The balance of the deferred taxation account consists of the tax effect of timing differences in respect of:


		                                2005            2004
                                       --------------  --------------
Excess of depreciation over	          $      134	  $        -
taxation allowances on fixed assets
Tax losses available                           201               -
                                       -------------    -------------
Deferred tax assets                     $      335       $       0
                                       =============    =============

10.  BENEFIT PLANS

The Company maintains a defined contribution plan for all its employees. The Company's contribution to the plan was $106,519, $133,026 and $132,000 for the years 2005, 2004 and 2003 respectively.

11. RELATED PARTY TRANSACTIONS

At December 31, 2005, the Company had inter-company loans of $297,000 due to its parent company and affiliates, which were recorded as non current notes payable. Of this $200,000 has been lent to the Company by the ultimate parent company South Sea Petroleum Holdings Limited of Hong Kong, $77,000 lent by an associate company Cowley Technologies Corporation registered in Delaware and $20,000 lent by an associate company Ridgefield Industries Corp. also registered in Delaware. As all lenders are related companies of Oxford Technologies Inc., the loans are unsecured, do not attract interest, and have no structured repayment arrangements.

12.  CAPITAL LEASE

The following is an analysis of the capital lease by major classes. The capital lease liabilities are included in long-term debt.

Class of property                    Asset Balances at December 31,
                                        2005              2004
                                   ---------------  -----------------

Plant and Machinery                $  1,032,533      $       564,749
Less: Accumulated Depreciation        (401,111)             (158,099)
                                   --------------   -----------------
                                   $    631,422      $        406,650
   			                 ==============   =================

The following is a schedule by years of future lease payments under the capital leases as of December 31, 2005:

Year ending December 31
                                              US $
                                        -----------------
	2006                                $    163,000
	2007                                      96,000
	2008                                      52,000
	2009			                        52,000
	2010				                  15,000
		                            -----------------
	Total Minimum Lease Payments             378,000
	Less interest                             59,000
                                        -----------------


	Present Value of minimum lease payments   378,000
    	Less current portion			      163,000
						    ----------------
	Long term portion			     $      215,000
						    ================

13.  RESTRUCTURING COSTS

During 2004, the Company recorded pre-tax restructuring of $275,000, relating to downsizing and realigning the business structure from (OEM) Original Equipment Manufacturing to EMS (Electronics Manufacturing Services). The charge is primarily related to employee termination benefits. Following its transition from a large scale manufacturing operation for Aiwa to a small/medium sized
EMS with a small customer base there was a necessity to significantly downsize the headcount of the company to ensure the successful transition to a competitive EMS. Through 2004 further adjustments were still being made to the organizational structure to refocus the business as a customer facing EMS. The skills required for a business of this type are substantially different to those needed for a multinational OEM. For example, as an OEM there were no sales staff and the procurement roles were largely progress chasing rather than negotiating prices with suppliers. A number of individuals were made redundant to further realign and streamline the indirect headcount and reduce the Company's cost base. This cost is the restructuring cost incurred in 2004 and resulted in lower indirect headcount costs as a result of which the Company was able to record its first profit. The lower cost base and improved organization structure and shape will enable the business to continue to be profitable in future years. Further restructuring costs are not anticipated at present.

14.  CONCENTRATION

Five customers represent eighty percent (80%), seventy three percent (73%) and seventy six percent (76%) of sales respectively in 2005, 2004 and 2003. Five customers represent seventy three percent (73%) and seventy four percent (74%) of Accounts Receivable respectively in 2005 and 2004, comparative data for 2003 is not available.











                                 OXFORD TECHNOLOGIES INC.
                            CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005







                               OXFORD TECHNOLOGIES, INC.
                              CONSOLIDATED BALANCE SHEETS


 				      ASSETS
                                                                        Sept. 30 2006      Dec. 31 2005
                                                                         Unaudited           Audited
                                                                      -----------------  ---------------
                                                                           US $'000          US $'000
Current assets:
Cash and cash equivalents...................................            $       1,314      $       556
Accounts receivable, net of allowance for doubtful
 accounts of $ nil as of Sept 30, 2006 and Dec. 31, 2005 respectively           7,288            5,586
Inventory...................................................                    5,488            5,987
Deferred income taxes.......................................                       86              201
Other current assets........................................                      625              416
                                                                        --------------   --------------
   Total Current Assets.....................................                   14,801           12,746

Property and equipment, net of accumulated depreciation
 $28,750 & $24,498 as of Sept 30, 2006 and Dec. 31, 2005, respectively         15,041           14,004

Other assets
Deferred income taxes........................................                     251              134
                                                                        --------------    -------------
                                                                         $     30,093      $    26,884
                                                                        ==============    =============


                      LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:
Accounts payable.............................................             $     5,145       $    5,764
Notes payable, current portion...............................                   2,947            2,642
Taxes payable................................................                     479              668
Accrued expenses and other payables..........................                   1,215              504
Deferred income, current portion.............................                     853              639
                                                                         -------------    -------------
    Total Current Liabilities................................                  10,639           10,217

Long-term Liabilities:
Deferred income, non-current portion.........................                   1,041            1,248
Capital leases, non-current portion..........................                     230              215
Notes payable, non-current portion...........................                     359              312
                                                                         -------------    -------------
    Total Long-term Liabilities..............................                   1,630            1,775

Stockholders' Equity:
Preferred stock, 20,000,000 shares authorized,
  none issued................................................                       -                -
Common stock, 80,000,000 shares authorized, 18,564,002 shares
  issued and outstanding.....................................                       2                2
Additional paid in capital...................................                  32,927           32,927
Accumulated Other Comprehensive Income.......................                   2,576            1,134
Accumulated Deficit..........................................                (17,681)         (19,171)
                                                                          ------------    -------------
   Total Shareholders' Equity................................                  17,824           14,892
                                                                          ------------    -------------
                                                                          $    30,093     $     26,884
                                                                          ============    =============



                     The accompanying notes are an integral part of the statements.





                                 OXFORD TECHNOLOGIES INC.
                           CONSOLIDATED STATEMENTS OF INCOME


                                                             Nine-Month Period Ended
                                                                   September 30,
                                                       ------------------------------------
                                                               2006             2005
                                                       -------------------  ---------------
                                                             US$'000            US$'000
(Dollars in thousands except per share data)
Sales.............................................       $        28,891    $       22,391
Cost of Sales.....................................                25,532            20,188
                                                       -----------------    ---------------
Gross Profit......................................                 3,359             2,203

Operating Expenses
 Selling, general and administrative..............                 2,866             2,430
                                                       -----------------    ---------------

Operating Income (Loss)...........................                   493             (277)
                                                       -----------------    ---------------
Other Income and Expenses
 Rental income....................................                   675               439
 Economic development grant.......................                   523               514
 Interest income..................................                    10                 -
 Interest expense.................................                 (184)             (158)
                                                        -----------------   ---------------
Net income before income tax......................                 1,517               568

Income tax (liability)............................                     -                27
		                                            -----------------   ---------------
Net Income........................................       $         1,490     $         568
                                                        =================   ===============

Basic & diluted income per share..................       $          0.08     $        0.03
                                                        =================   ===============

Average common shares outstanding.................            18,564,002        18,564,002
                                                        =================   ===============




             The accompanying notes are an integral part of the statements.






                            OXFORD TECHNOLOGIES, INC.
                        Consolidated Statement of Cash Flows



                                                            Nine-Month Period Ended Sept 30,
                                                           ------=-------------------------
                                                                 2006              2005
                                                           ---------------- ---------------
                                                               US $'000         US $'000
Cash Flows from Operating Activities:
Net Income.........................................          $      1,490    $        568
Adjustments to reconcile net income to net cash
Provided by operating activities:
 Depreciation and amortization.....................                   709             673
 Other assets......................................                 (117)               -
 Amortization of grant received....................                 (544)           (350)

Changes in operating assets and liabilities:
 Accounts receivable...............................               (1,702)             391
 Inventory.........................................                   499         (1,355)
 Other assets......................................                  (94)             148
 Accounts payable..................................                 (619)             872
 Taxes payable.....................................                 (189)           (150)
 Accrued expenses and other payable................                   711           (102)
 Deferred income...................................                   177           (360)
                                                          ----------------  --------------
       Cash provided by operating activities.......                   321             335

Cash Flows from Investing Activities:
 Purchase of property and equipment................                 (391)           (566)
 Proceeds from sale of property and equipment......                     -              31
                                                          ----------------  --------------
       Cash used in investing activities...........                 (391)           (535)

Cash Flows from Financing Activities:
Payments on Notes payable..........................                 (173)              74
Proceeds from Economic Development grant...........                   374               0
Proceeds from notes payable........................                   540             173
                                                          ---------------   --------------
       Cash provided by financing activities.......                   741             247

Effect of exchange rate changes on cash & cash equivalents             87              61
                                                          ---------------   --------------
Increase in cash and cash equivalents..............                   758             108

Cash and Cash Equivalents, Beginning...............       $           556   $          18
                                                          ===============   =============
Cash and Cash Equivalents, Ending..................       $         1,314   $         126
                                                          ===============   =============



Supplemental Disclosure of Cash Flow Information
 Cash paid for interest............................       $           184    $        158
                                                          ===============   =============



               The accompanying notes are an integral part of the statements.






                              OXFORD TECHNOLOGIES INC

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2006 and 2005



1.  NATURE OF OPERATIONS

Oxford Technologies, Inc ("the Company") and its subsidiary, Axiom Manufacturing Services Limited ("Axiom") provide electronic manufacturing services (EMS) to third parties in the following market sectors: computers and related products, industrial control equipment, testing and instrumentation products and medical devices. Axiom offers its customers a comprehensive integrated design and manufacturing service from initial design to volume production, direct order fulfilment and aftermarket support. The Company's customer base is primarily in the United Kingdom.

The Company was incorporated in the State of Delaware on March 8, 2002. On February 12, 2003, the Company acquired Axiom by issuing 13,564,002 shares of its common stock in exchange for all issued and outstanding capital shares of Axiom owned by Great Admirer Limited ("Great Admirer"), a Hong Kong Corporation. The Company as the legal acquirer was the registrant on that date and remains the registrant with the Securities and Exchange Commission. The merger was accounted for as a reverse acquisition under accounting principles generally accepted in the United States of America. As a result of the acquisition, Axiom became the Company's wholly owned subsidiary and Great Admirer became the controlling shareholder of the Company. The continuing operations of the Company will reflect the consolidated operations of Oxford and its wholly owned subsidiary, Axiom.

At the time Great Admirer acquired Axiom in April 2002, Great Admirer was a non-operating shell company and incurred minimal costs to acquire Axiom. Therefore no costs incurred by Axiom were recorded in the accounts of Axiom.

Axiom's principal office and manufacturing facility is located at Technology Park, Newbridge, South Wales, United Kingdom. Axiom is the owner of the above mentioned facility.

Axiom was incorporated in South Wales, United Kingdom on September 3, 1980, under the name of Aiwa (UK) Limited, with the Company subsequently being renamed Axiom Manufacturing Services Limited on April 10, 2002.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying un-audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles in the United States of America for full year financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and are of a normal, recurring nature. Operating results for the nine months ended September 30, 2006 and 2005 are not necessarily indicative of the results that may be accepted for the year ending December 31, 2006. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto that are included in the Company's annual report on Form 10K for the year ended December 31, 2005.

Foreign Currency Translation - The functional currency of the Company's operation in the UK is the British pound sterling. Results of operations and cash flows are translated at average exchange rates during the period while specific investment and financing activities are translated at rates in effect at the time of the cash inflow or outflow. Assets and liabilities are translated at end of period exchange rates. Foreign currency transaction gains or losses are included in the determination of net income.

Revenue Recognition - Sales revenues are recognized when the products are shipped to the customer or services are rendered, net of discounts, returns and allowances.

Trade Receivables - Trade receivables are stated at net realisable value. This value includes an appropriate estimated allowance for uncollectible accounts. The allowance is calculated based upon an evaluation of the level of past due accounts and the relationship with and the economic status of the customer.

Inventories - Inventories are stated at the lower of cost or market value. Cost is determined using the first in first out method. Inventory quantities on hand are regularly reviewed and where necessary, reserves for excess and unusable inventories recorded.

Property, plant and equipment - Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed on a straight line basis over estimated useful lives of various asset classes as follows:

   Building & building improvement      20 to 45 years
   Machinery & equipment                5 to 10 years
   Fixtures and fittings                3 to 8 years

Upon retirement or sales, the costs and related depreciation of the asset disposed of, are removed from the accounts and any resulting gain or loss is included in the determination of income. Repairs and maintenance costs are expensed as incurred. The Company reviews its property and equipment annually for impairment, and accordingly will write down those assets to their estimated fair value.

Advertising Costs - The Company expenses advertising costs when incurred.

Restructuring - To downsize and streamline operations and rationalise its manufacturing facilities, the Company has periodically recorded restructuring costs.

Recent Accounting Pronouncements - In November 2004, the FASB issued Statement No.151, Inventory Costs - an amendment of ARB No. 43, Chapter 4 (FAS 151), which is effective beginning January 1, 2006. FAS 151 requires that abnormal amounts of idle facility expenses, freight, handling costs and wasted material be recognized as current period charges. The Statement also requires that allocation of fixed production overhead be based on the normal capacity of the production facilities. The effect of this Statement on the Company's financial position or result of operation has not yet been determined.

In December 2004, the FASB issued Statement No.123R, Share-Based Payment
(FAS 123R), which is effective beginning July 1, 2005. FAS 123R requires all share-based payments to employees to be expensed over the requisite service period based on the grant date fair value of the awards. The Statement allows for either prospective or retrospective adoption and requires that the unvested portion of all outstanding awards upon adoption be recognized using the same fair value and attribution methodologies previously determined under Statement No. 123, Accounting for Stock-Based Compensation. The effect of this Statement on the Company's financial position or results of operations has not yet been determined.

New Authoritative Accounting Pronouncements - The company does not anticipate the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flows.

3.  LOANS PAYABLE

The following is a breakdown of loans payable as of September 30, 2006 and December 31, 2005:

September 30, 2006
                                Current portion        Non-current
                               ------------------   ----------------
                                   US$'000              US'000

Invoice discounting             $       2,746        $          -
Bank loan                                 171                  13
Inter-company loans                         0                 346
Finance lease agreements                   30                 230
                                --------------      --------------
           Total                $       2,947 	     $        589
                                --------------      --------------

December 31, 2005

                                 Current portion        Non-current
                               ------------------   ----------------
                                   US$'000              US'000

Invoice discounting             $         2,287      $           -
Bank loan                                   187	                16
Inter-company loans                           0                296
Finance lease agreements                    168                215
                                ---------------      ---------------
         Total                  $         2,642      $         527
                                ---------------      ---------------

4.  DEFERRED INCOME

In July 2002, the Company received grant aid of $3.863million from the Welsh Assembly Government. This funding was made available to safeguard jobs following the decision by Aiwa Europe Limited to end original equipment production at Newbridge in South Wales. The Welsh Assembly Government has been given security in the form of a first lien on the land and buildings at Technology Park, Newbridge and has the right to require repayment of part or all of the grant under certain circumstances. The Company has treated the grant in aid as deferred income and recognized a monthly amortization, based upon a formula to credit other income.

5.  RENTAL INCOME

The Company's subsidiary has subleased certain of its spaces on annual basis for $966,000 per year. The original lease term was from July 1, 2002 through June 30, 2004. The lessee has opted to extend the lease to June 30, 2008.

Dealer Prospectus Delivery Obligation

Until __________, 2007, (90 days after the effective date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.





Prospectus Summary..............................................             5
Risk Factors....................................................             7
Use of Proceeds.................................................            12
Determination of Offering Price.................................            12
Dilution........................................................            12
Selected Financial Information..................................            12
Selling Security Holders........................................            13
Plan of Distribution............................................            22
Legal Proceedings...............................................            23
Directors, Executive Officers, Promoters and Control Persons....            24
Security Ownership of Certain Beneficial Owners and Management..            26
Description of Securities.......................................            27
Interest of Named Experts and Counsel...........................            28
Disclosure of Commission Position of Indemnification
 for Securities Act Liabilities.................................            28
Organization Within Last Five Years.............................            28
Description of Business.........................................            30
Management's Discussion and Analysis or Plan of Operation.......            34
Quantitative and Qualitative Disclosures about Market Risk......            46
Description of Property.........................................            47
Certain Relationships and Related Transactions..................            47
Market for Common Equity and Related Stockholder Matters........            48
Executive Compensation..........................................            49
Changes In and Disagreements With Accountants on
  Accounting and Financial Disclosure...........................            50
Additional Information..........................................            51
Financial Statements............................................            52

                                OXFORD TECHNOLOGIES, INC.

                                      Prospectus

                           5,213,000 SHARES OF COMMON STOCK



                                       PART II

                       INFORMATION NOT REQUIRED IN PROSPECTUS




                      INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Certificate of Incorporation permits us to indemnify each person who is or was our director or officer to the fullest extent permitted by Delaware corporation law and any current or future legislation or judicial or administrative decision, against all fines, liabilities, costs and expenses, including attorney's fees, arising from claims against such persons in connection with their acting as our director or officer.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.



                 OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


The following table sets forth expenses, incurred or expected to be incurred by us in connect with the issuance and distribution of the securities being registered by this prospectus. We have agreed to pay all the costs and expenses of this offering. Selling security holders will not pay any part of these expenses.


          SEC registration fee                    $      557.79
          Accounting fees and expenses            $      45,150
          Legal fees and expenses                 $      25,000
          Transfer agent fees                     $       1,200
          Federal tax                             $           0
          State tax and fees                      $           0
          Blue Sky expense                        $           0
          Printing and engraving                  $       2,000
          Miscellaneous expenses                  $       2,000
                                                  --------------
                   Total                          $   75,907.79

All expenses are estimated except the SEC filing fee.

                         RECENT SALES OF UNREGISTERED SECURITIES


No securities of the Company were sold within the past three years which were not registered under the Securities Act.



                       EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.



                                      UNDERTAKINGS


(a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

        iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

          (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

          (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

          (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

          (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

 (b) The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

 (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

 (d)  The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.




                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Hong Kong, China, on January 10, 2007.


Oxford Technologies, Inc.

By: /s/ Jacinta Sit
-----------------------
Jacinta Sit, President


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


By: /s/ Jacinta Sit
----------------------
Jacinta Sit
President (principal executive officer),
Chief Financial Officer
(principal financial officer and principal accounting officer)
and Director

Date:  1/10/2007


By: /s/ Vivian Lee-Yu Lam
-------------------------
Vivian Lee-Yu Lam
Secretary and Director


Date:  1/10/2007

                              EXHIBIT INDEX



EXHIBIT NO.                                      TITLE
-----------   -----------------------------------------------------------------
   3.1        Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Company's registration statement on Form 10-SB, filed on June 10, 2002, Commission File
              No. 0-49854).

   3.2        Bylaws of the Registrant (incorporated by reference to Exhibit
              3.2 to the Company's Registration Statement on Form 10-SB, filed on June 10, 2002, Commission File No. 0-49854).

   4.1 Specimen Form of the Company's Stock Certificate (incorporated by reference to Exhibit 4 to the Company's Amendment No. 1 to the Registration Statement on Form 10-SB, filed on July 29, 2002, Commission File No. 0-49854).

  5.1*        Opinion of Schonfeld & Weinstein, LLP.

  10.1 Agreement with Waywood Investments Ltd. (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form 10-SB, filed on June 10, 2002, Commission File No. 0-49854).

  10.2 Shareholder Agreement (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form 10-SB, filed on June 10, 2002, Commission File No. 0-49854).

  14.1        Code of Business Conduct and Ethics (incorporated by reference to
              Exhibit 14.1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003).

  21 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Company's Registration Statement on Form SB-2, filed on July 20, 2004, Commission File No. 333-117500).

  23.1*       Consent of Schonfeld & Weinstein, LLP, included in Exhibit 5.1.

  23.2*       Consent of Demetrius & Co., LLC.
----------------------------------------------------------------------------
*   Filed herewith.